TOWER ONE WIRELESS CORP.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 22, 2021

AND

INFORMATION CIRCULAR

August 16, 2021

This document requires immediate attention.  If you are in doubt as to how to deal with the documents or matters referred to in this notice and information circular, you should immediately contact your advisor.

TOWER ONE WIRELESS CORP.

Suite 600 - 535 Howe Street
Vancouver, BC  V6C 2Z4
Telephone: 604-559-8051

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the "Meeting") of shareholders of Tower One Wireless Corp. (the "Company") will be held in a virtual only format, which will be conducted via telephone conference, on September 22, 2021, at the hour of 10:00 a.m. (Pacific Standard Time) for the following purposes:

(1) to receive the audited financial statements of the Company for the fiscal year ended December 31, 2020, and the accompanying report of the auditors;

(2) to set the number of directors of the Company at four (4);

(3) to elect Robert Horsely, Alejandro Ochoa, Fabio Alexander Vasquez and Hugo Ochoa as directors of the Company;

(4) to appoint Smythe LLP, Chartered Professional Accountants as the auditors of the Company for the fiscal year ending December 31, 2021;

(5) to authorize the directors of the Company to fix the remuneration to be paid to the auditors for the fiscal year ending December 31, 2021;

(6) to consider, and if thought fit, to approve an ordinary resolution to ratify the adoption of the Omnibus Equity Incentive Plan, all as described in the accompanying Information Circular; and

(7) to transact such further or other business as may properly come before the Meeting and any adjournment or postponement thereof.

Registered Shareholders and validly appointed proxyholders may attend the meeting by calling 877-407-2991 (Event 14) (toll-free in Canada and the United States) or 201-389-0925 (Event 14) (international). Registered Shareholders who attend the virtual meeting will have an equal opportunity to participate at the Meeting, regardless of their geographical location.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this Notice of Meeting.

The board of directors of the Company has fixed August 6, 2021 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof.  Each registered shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Information Circular.

If you are a registered shareholder of the Company and unable to attend the Meeting in person, please vote by proxy by following the instructions provided in the form of proxy at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) before the time and date of the Meeting or any adjournment or postponement thereof.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, or a trustee or administrator of a retirement savings plan, retirement income fund, education savings plan or other similar savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your securities on your behalf (each, an "Intermediary"), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia, this 16th day of August, 2021.

By Order of the Board of Directors of

TOWER ONE WIRELESS CORP.

"Alejandro Ochoa"
Alejandro Ochoa
Chief Executive Officer, President and Director

PLEASE VOTE.  YOUR VOTE IS IMPORTANT.  WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING,
PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED FORM OF PROXY AND PROMPTLY RETURN IT IN
THE ENVELOPE PROVIDED.

TOWER ONE WIRELESS CORP.

Suite 600 - 535 Howe Street
Vancouver, BC  V6C 2Z4
Telephone: 604-559-8051

INFORMATION CIRCULAR
August 16, 2020

INTRODUCTION

This information circular (the "Information Circular") accompanies the notice of annual general and special meeting of shareholders (the "Notice") of Tower One Wireless Corp. (the "Company") and is furnished to shareholders (each, a "Shareholder") holding common shares (the "Shares") of the Company in connection with the solicitation by the management of the Company of proxies to be voted at the annual general meeting (the "Meeting") of the Shareholders to be held at 10:00 a.m. (Pacific Standard Time) on September 22, 2021 in a virtual only format, which will be conducted via telephone conference, or at any adjournment or postponement thereof. Registered Shareholders and validly appointed proxyholders may attend the meeting by calling 877-407-2991 (Event 14) (toll-free in Canada and the United States) or 201-389-0925 (Event 14) (international). Registered Shareholders who attend the virtual meeting will have an equal opportunity to participate at the Meeting, regardless of their geographical location.

Date and Currency

The date of this Information Circular is August 16, 2021.  Unless otherwise stated, all amounts herein are in Canadian dollars.

PROXIES AND VOTING RIGHTS

Management Solicitation

The solicitation of proxies by management of the Company will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation to any of the directors, officers and employees of the Company.  The Company does not reimburse Shareholders, nominees or agents for costs incurred in obtaining from their principals authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this proxy material to their customers who are NOBOs (as defined below), and the Company will reimburse such brokers and nominees for their related out of pocket expenses.  No solicitation will be made by specifically engaged employees or soliciting agents.  The cost of solicitation will be borne by the Company.

No person has been authorized to give any information or to make any representation other than as contained in this Information Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Company.  The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular.  This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

Appointment of Proxy

Registered Shareholders are entitled to vote at the Meeting.  A Shareholder is entitled to one vote for each common share that such Shareholder holds on the record date of August 6, 2021 on the resolutions to be voted upon at the Meeting, and any other matter to come before the Meeting.

The persons named as proxyholders (the "Designated Persons") in the enclosed form of proxy are directors and/or officers of the Company.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) OTHER THAN THE DESIGNATED PERSONS NAMED IN THE ENCLOSED FORM OF PROXY TO ATTEND AND ACT FOR OR ON BEHALF OF THAT SHAREHOLDER AT THE MEETING.

A SHAREHOLDER MAY EXERCISE THIS RIGHT BY INSERTING THE NAME OF SUCH OTHER PERSON IN THE BLANK SPACE PROVIDED ON THE FORM OF PROXY. SUCH SHAREHOLDER SHOULD NOTIFY THE NOMINEE OF THE APPOINTMENT, OBTAIN THE NOMINEE'S CONSENT TO ACT AS PROXY AND SHOULD PROVIDE INSTRUCTION TO THE NOMINEE ON HOW THE SHAREHOLDER'S SHARES SHOULD BE VOTED. THE NOMINEE SHOULD BRING PERSONAL IDENTIFICATION TO THE MEETING.

The Shareholder may vote by mail or via the Internet by following instructions provided in the form of proxy at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) prior to the scheduled time of the Meeting, or any adjournment or postponement thereof. The Chairman of the Meeting, in his sole discretion, may accept completed forms of proxy on the day of the Meeting or any adjournment or postponement thereof.

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder's attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer or attorney-in-fact for the corporation. If a form of proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders, or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially certified copy thereof, must accompany the form of proxy.

Revocation of Proxies

A Shareholder who has given a proxy may revoke it at anytime before it is exercised by an instrument in writing: (a) executed by that Shareholder or by that Shareholder's attorney-in-fact authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either: (i) to the Company at the address set forth above, at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (iii) in any other manner provided by law.

Also, a proxy will automatically be revoked by either: (i) attendance at the Meeting and participation in a poll (ballot) by a Shareholder, or (ii) submission of a subsequent proxy in accordance with the foregoing procedures.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to any such revocation.

Voting of Shares and Proxies and Exercise of Discretion by Designated Persons

A Shareholder may indicate the manner in which the Designated Persons are to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space on the proxy.  The Shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

IF NO CHOICE IS SPECIFIED IN THE PROXY WITH RESPECT TO A MATTER TO BE ACTED UPON, THE PROXY CONFERS DISCRETIONARY AUTHORITY WITH RESPECT TO THAT MATTER UPON THE DESIGNATED PERSONS NAMED IN THE FORM OF PROXY.  IT IS INTENDED THAT THE DESIGNATED PERSONS WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice.  At the date of this Information Circular, management of the Company is not aware of any such amendments, variations or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of the Shares of a Shareholder on any matter, the Shares that are the subject of the abstention or withholding will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set out in this section is of significant importance to those Shareholders who do not hold Shares in their own name. Shareholders who do not hold their Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of Shares can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided by a broker, then in almost all cases those Shares will not be registered in the Beneficial Shareholder's name on the records of the Company.  Such Shares will more likely be registered under the names of the Beneficial Shareholder's broker or an agent of that broker. In the United States, the vast majority of such Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).  Beneficial Shareholders should ensure that instructions respecting the voting of their Shares are communicated to the appropriate person well in advance of the Meeting.

The Company does not have access to the names of all Beneficial Shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by his, her or its broker (or the agent of the broker) is similar to the form of proxy provided to registered Shareholders by the Company. However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge") in the United States and in Canada. Broadridge typically prepares a special voting instruction form, mails this form to the Beneficial Shareholders and asks for appropriate instructions regarding the voting of Shares to be voted at the Meeting. If Beneficial Shareholders receive the voting instruction forms from Broadridge, they are requested to complete and return the voting instruction forms to Broadridge by mail or facsimile. Alternatively, Beneficial Shareholders can call a toll-free number and access Broadridge's dedicated voting website (each as noted on the voting instruction form) to deliver their voting instructions and to vote the Shares held by them. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. A Beneficial Shareholder receiving a Broadridge voting instruction form cannot use that form as a proxy to vote Shares directly at the Meeting - the voting instruction form must be returned to Broadridge well in advance of the Meeting in order to have the applicable Shares voted at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of his, her or its broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, a Beneficial Shareholder may request in writing that his, her or its broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote his, her or its Shares.

Beneficial Shareholders consist of non-objecting beneficial owners and objecting beneficial owners. A non-objecting beneficial owner is a beneficial owner of securities that has provided instructions to an intermediary holding the securities in an account on behalf of the beneficial owner that the beneficial owner does not object, for that account, to the intermediary disclosing ownership information about the beneficial owner under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") of the Canadian Securities Administrators. An objecting beneficial owner means a beneficial owner of securities that has provided instructions to an intermediary holding the securities in an account on behalf of the beneficial owner that the beneficial owner objects, for that account, to the intermediary disclosing ownership information about the beneficial owner under NI 54-101.

The Company is sending proxy-related materials directly to non-objecting beneficial owners of the Shares. The Company will not pay for the delivery of proxy-related materials to objecting beneficial owners of the Shares under NI 54-101 and Form 54-107F1 - Request for Voting Instructions Made by Intermediary. The objecting beneficial owners of the Shares will not receive the materials unless their intermediary assumes the costs of delivery.

All references to Shareholders in this Information Circular are to registered Shareholders, unless specifically stated otherwise.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue an unlimited number of Class A common shares without par value (the "Shares"). As of the record date, determined by the board of directors of the Company (the "Board") to be the close of business on August 6, 2021, a total of 100,403,732 Shares were issued and outstanding. Each Share carries the right to one vote at the Meeting.

Only registered Shareholders as of the record date are entitled to receive notice of, and to attend and vote at, the Meeting or any adjournment or postponement of the Meeting.

To the knowledge of the directors and executive officers of the Company, only the following beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company:

Name of Shareholder	Number of Shares	Percentage of Issued and Outstanding
Alejandro Ochoa	12,005,000	11.96%
Fabio Alexander Vasquez	12,000,000(1)	11.95%

(1) These 12,000,000 Shares are held indirectly through Executive Investment Partners LLC., a company controlled by Fabio Alexander Vasquez.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended December 31, 2020, together with the auditor's report thereon, will be presented to the Shareholders at the Meeting.  The Company's financial statements and management discussion and analysis are available on SEDAR at www.sedar.com.

NUMBER OF DIRECTORS

At the Meeting, Shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company at four (4). An ordinary resolution needs to be passed by a simple majority of the votes cast by the Shareholders present in person or represented by proxy and entitled to vote at the Meeting.

Management of the Company recommends the approval of setting the number of directors of the Company at four (4).

ELECTION OF DIRECTORS

At present, the directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting, or until their successors are duly elected or appointed in accordance with the Company's Articles or until such director's earlier death, resignation or removal.

The Company has adopted bylaws requiring advance notice of the nomination of directors in certain circumstances (the "Advance Notice Bylaws"). To be timely, the advance notice by the nominating Shareholder (the "Nominating Shareholder") must be made:

(a) in the case of an annual meeting of shareholders, not less than 30 and not more than 65 days prior to the date of the annual meeting of Shareholders; provided, however, that in the event that the annual meeting of Shareholders is to be held on a date that is less than 50 days after the date (the "Notice Date") on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder is to be made not later than the close of business on the 10th day after the Notice Date in respect of such meeting; and

(b) in the case of a special meeting (which is not also an annual meeting) of Shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting of Shareholders was made.

For the further information about the Advance Notice Bylaws, please see the Company's information circular dated August 16, 2020.

No nominations of directors for the Meeting by Nominating Shareholders were received in accordance with the Advance Notice Bylaws.

Management of the Company proposes to nominate all of the current directors of the Company, as set out in the table below, for election by the shareholders as directors of the Company. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Place of Residence and Position(s) with the Company	Principal Occupation, Business or Employment for Last Five Years(1)	Director Since	Number of Shares Owned(1)
Alejandro Ochoa(2) Florida, United States Chief Executive Officer, President and Director	Founder and CEO of Tower Three SAS; and ex-consultant to Mackie Research Capital Corporation's Investment Banking Practice with a Latin American focus.	January 12, 2017	12,005,000
Robert Horsely(2) British Columbia, Canada Director

Director of Evolving Gold Corp.; CEO of Fortify Resources Inc.; Partner of Howe and Bay Financial Corp.; and CEO and director of Pacific Therapeutics Ltd.; Owner of Marksman Geological Ltd

Owner of Cervus Business Management Inc.; former CEO of the Company.

		January 12, 2016	6,000,000(3)
Fabio Alexander Vasquez(2) Florida, United States Director	Co-founder of Tower Three SAS, and has been engaged in the Florida aviation business for over 25 years.	January 12, 2017	12,000,000
Hugo Ochoa Florida, United States Director	Self-made entrepreneur in operating international operations in both a commercial truck/auto parts business, SAP Truck & Auto Parts Corp., and a real estate holding company, Equilatero SAS. Mr. Ochoa has successfully run SAP Truck & Auto Parts Corp. for over 40 years.	September 9, 2020	8,898,055

(1)  Information has been furnished by the respective nominees individually.

(2)  Member of the Audit Committee. The Company does not currently have a Compensation Committee.

(3) These Shares are held indirectly through Howe and Bay Financial Corp.

Management does not contemplate that any of its nominees will be unable to serve as directors.  If any vacancies occur in the slate of nominees listed above before the Meeting, then the Designated Persons intend to exercise discretionary authority to vote the Shares represented by proxies for the election of any other persons as directors.

Management recommends the election of each of the nominees listed above as a director of the Company.

Orders

To the best of management's knowledge, no proposed director of the Company is, or within the ten (10) years before the date of this Information Circular has been, a director, chief executive officer or chief financial officer of any company that:

(a) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Bankruptcies

To the best of management's knowledge, no proposed director of the Company has, within 10 years before the date of this Information Circular, been a director or an executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

To the best of management's knowledge, no proposed director of the Company has, within the ten (10) years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Penalties and Sanctions

To the best of management's knowledge, no proposed director of the Company has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

STATEMENT OF EXECUTIVE COMPENSATION

General

For the purpose of this Statement of Executive Compensation:

"compensation securities" includes stock options, convertible securities, exchangeable securities and similar instruments including stock appreciation rights, deferred share units and restricted stock units granted or issued by the Company or one of its subsidiaries (if any) for services provided or to be provided, directly or indirectly to the Company or any of its subsidiaries (if any);

"NEO" or "named executive officer" means:

(a) each individual who served as chief executive officer ("CEO") of the Company, or who performed functions similar to a CEO, during any part of the most recently completed financial year,

(b) each individual who served as chief financial officer ("CFO") of the Company, or who performed functions similar to a CFO, during any part of the most recently completed financial year,

(c) the most highly compensated executive officer of the Company or any of its subsidiaries (if any) other than individuals identified in paragraphs (a) and (b) at the end of the most recently completed financial year whose total compensation was more than $150,000 for that financial year, and

(d) each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries (if any), nor acting in a similar capacity, at the end of that financial year;

"plan" includes any plan, contract, authorization or arrangement, whether or not set out in any formal document, where cash, compensation securities or any other property may be received, whether for one or more persons; and

"underlying securities" means any securities issuable on conversion, exchange or exercise of compensation securities.

Explanatory Note

Unless otherwise indicated, all dollar ($) amounts set for in this Statement of Executive Compensation Form are expressed in US dollars.

Director and Named Executive Officer Compensation, excluding Compensation Securities

The following table sets forth all direct and indirect compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by the Company thereof to each NEO and each director of the Company, in any capacity, including, for greater certainty, all plan and non-plan compensation, direct and indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given or otherwise provided to the NEO or director for services provided and for services to be provided, directly or indirectly, to the Company:

Name and Position	Fiscal Year Ended	Salary, Consulting Fee, Retainer or Commission ($)	Bonus ($)	Committee or Meeting Fees ($)	Value of Perquisites ($)	Value of all other Compensation ($)	Total Compensation ($)
Alejandro Ochoa, Director, President, CEO and Interim CFO(1)	2020 2019	264,000 204,000	132,300 Nil	Nil Nil	Nil Nil	Nil Nil	396,300 204,000
Santiago Rossi, Former CFO(2)	2020 2019	204,000 170,000	116,300 Nil	Nil Nil	Nil Nil	Nil Nil	320,300 170,000
Luis Parra, COO(3)	2020 2019	204,000 204,000	132,300 Nil	Nil Nil	Nil Nil	Nil Nil	336,300 204,000
Fabio Alexander Fasquez, Director(4)	2020 2019	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Robert Horsely, Director(5)	2020 2019	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Hugo Ochoa, Director(6)	2020 2019	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Abbey Abdiye, Former CFO(7)	2020 2019	Nil 92,100	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil 92,100

(1) Alejandro Ochoa was appointed as the President, CEO and a director of the Company on January 12, 2017. Mr. Ochoa was appointed as the Interim CFO of the Company on January 31, 2021

(2) Santiago Rossi was appointed as the CFO of the Company on March 1, 2019 and subsequently resigned on January 31, 2021.

(3) Luis Parra was appointed as the COO of the Company on August 15, 2017.

(4) Fabio Alexander Fasquez was appointed as a director of the Company on January 12, 2017.

(5) Robert Horsely was appointed as a director of the Company on February 2, 2016.

(6) Hugo Ochoa was appointed as a director of the Company on September 9, 2020.

(7) Abbey Abdiye was appointed the CFO of the Company on January 12, 2017 and subsequently resigned on March 1, 2019.

Stock Options and Other Compensation Securities

The following table sets out all compensation securities granted or issued to each director and NEO by the Company or any subsidiary thereof in the year ended December 31, 2020 for services provided, or to be provided, directly or indirectly, to the Company or any subsidiary thereof:

Compensation Securities
Name and Position	Type of Compensation Security	Number of Compensation Securities, Number of Underlying Securities and Percentage of Class	Date of Issue or Grant	Issue, Conversion or Exercise Price ($)	Closing Price of Security or Underlying Security on Date of Grant	Closing Price of Security or Underlying Security at Year End	Expiry Date
Alejandro Ochoa, Director, President, CEO and Interim CFO	Stock Options	N/A	Nil	Nil	Nil	Nil	Nil
Santiago Rossi, Former CFO	Stock Options	N/A	Nil	Nil	Nil	Nil	Nil
Luis Parra, COO	Stock Options	N/A	Nil	Nil	Nil	Nil	Nil
Fabio Alexander Fasquez, Director(1)	Stock Options	N/A	Nil	Nil	Nil	Nil	Nil
Robert Horsely, Director	Stock Options	N/A	Nil	Nil	Nil	Nil	Nil
Hugo Ochoa, Director(2)	Stock Options	N/A	Nil	Nil	Nil	Nil	Nil
Abbey Abdiye, Former CFO	Stock Options	N/A	Nil	Nil	Nil	Nil	Nil

(1) As at December 31, 2020, Mr. Fasquez owned 300,000 stock exercisable at $0.25 per Share, which stock options expire on February 17, 2023.

(2) As at December 31, 2020, Mr. Ochoa owned 500,000 stock exercisable at $0.25 per Share, which stock options expire on February 17, 2023.

Exercise of Compensation Securities by Directors and NEOs

The following table sets out each exercise by a director or NEO of compensation securities during the year ended December 31, 2020:

Name and Position	Type of Compensation Security	Number of Underlying Securities Exercised (#)	Exercise Price per Security ($)	Date of Exercise	Closing Price per Security on Date of Exercise ($)	Difference between Exercise Price and Closing Price on Date of Exercise ($)	Total Value on Exercise Date ($)
Alejandro Ochoa, Director, President, CEO and Interim CFO	Stock Options	N/A	Nil	Nil	Nil	Nil	Nil
Santiago Rossi, Former CFO	Stock Options	N/A	Nil	Nil	Nil	Nil	Nil
Luis Parra, COO	Stock Options	N/A	Nil	Nil	Nil	Nil	Nil
Fabio Alexander Fasquez, Director	Stock Options	N/A	Nil	Nil	Nil	Nil	Nil
Robert Horsely, Director	Stock Options	N/A	Nil	Nil	Nil	Nil	Nil
Hugo Ochoa, Director	Stock Options	N/A	Nil	Nil	Nil	Nil	Nil
Abbey Abdiye, Former CFO	Stock Options	N/A	Nil	Nil	Nil	Nil	Nil

Stock Option Plans and Other Incentive Plans

The Company's current incentive stock option plan (the "Plan") was adopted by the by the Board in September 2016.

The purpose of the Plan is to attract and retain directors, officers, employees and consultants and to motivate them to advance the interests of the Company by affording them with the opportunity acquire an equity interest in the Company through options granted under the Plan.

The Stock Option Plan provides that unless authorized by the shareholders in accordance with applicable securities laws, the aggregate number of Shares reserved for issuance under the Plan, together with all of the Company's other previously established or proposed stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of Shares, is subject to the restrictions imposed under applicable securities laws.

The Plan is intended to emphasize management's commitment to the growth of the Company. The grant of stock options, as a key component of the executive compensation package, enables the Company to attract and retain qualified executives. Stock option grants are based on the total of stock options available under the Plan. In granting stock options, the Board reviews the total of stock options available under the Plan and recommends grants to newly retained executive officers at the time of their appointment, and considers recommending further grants to executive officers from time to time thereafter. The amount and terms of outstanding options held by an executive are taken into account when determining whether and how new option grants should be made to the executive. The exercise periods are to be set at the date of grant. Options granted under the Plan will have an exercise price of not less than the minimum prevailing price of the Company's Shares permitted by the Canadian Securities Exchange on the day prior to the date of the grant.

The Board establishes the expiry date for each option at the time such option is granted. The expiry date cannot be longer than the maximum exercise period as determined by the applicable securities laws and the policies of the Canadian Securities Exchange. No Option is exercisable until it has vested.  The Board establishes a vesting period or periods at the time each option is granted to an optionee, subject to the compliance with applicable securities laws and the policies of the Canadian Securities Exchange. An optionee who wishes to exercise an Option must pay the exercise price in cash, a certified cheque or a bank draft payable to the Company for the aggregate exercise price for the optioned Shares being acquired.

Employment, Consulting and Management Agreements

For the year ended December 31, 2020, other than as set forth below, the Company does not have any employment, consulting or management agreements or arrangements with any of the Company's current NEOs or directors.

The Company entered into an employment agreement with Mr. Alejandro Ochoa effective October 31, 2018 with regards to his employment as the President and Chief Executive Officer of the Company. The agreement is for an indefinite term and will continue until such time unless earlier terminated. Pursuant to the agreement, the Company has agreed to pay Mr. Ochoa a base salary of $240,000 annually. Mr. Ochoa is also eligible, on each anniversary of the agreement, commencing on January 1, 2019, to (a) the equivalent of one (1%) percent of the total issued common shares of the Company, or (b) two (2%) percent of the total issued common shares of the Company, for any complete year that the Company (including Affiliates) has three hundred (300) or more Co-location Tenants (as that term is defined in the employment agreement).

The Company entered into an employment agreement with Mr. Luis Parra effective October 31, 2018 with regards to his employment as the Chief Operating Officer of the Company. The agreement is for an indefinite term and will continue until such time unless earlier terminated. Pursuant to the agreement, the Company has agreed to pay Mr. Parra a base salary of $180,000 annually. Mr. Parra is also eligible to earn a cash bonus for each completed tower and Co-location Tenants (as that term is defined in the employment agreement) that are in place as at December 31st each year. In addition, on each anniversary of the agreement, commencing on January 1, 2019, Mr. Parra is eligible to earn the equivalent of one (1%) percent of the total issued common shares of the Company.

The Company entered into an employment agreement with Mr. Santiago Rossi on October 31, 2018 and effective March 31, 2019 with regards to his employment as the Chief Financial Officer of the Company. The agreement was for an indefinite term and was to continue until such time unless earlier terminated. Pursuant to the agreement, the Company had agreed to pay Mr. Rossi a base salary of $180,000 annually. Mr. Rossi was also eligible to earn a cash bonus for each completed tower and Co-location Tenants (as that term was defined in the employment agreement) that were in place as at December 31st each year. In addition, on each anniversary of the agreement, commencing on January 1, 2019, Mr. Rossi was eligible to earn the equivalent of one (1%) percent of the total issued common shares of the Company. On January 31, 2021, we terminated the employment agreement with Mr. Rossi and Mr. Rossi resigned as Chief Financial Officer and Corporate Secretary of the Company. Alejandro Ochoa was appointed as the interim Chief Financial Officer and Corporate Secretary of the Company.

Oversight and Description of Director and NEO Compensation

The Company's compensation program is intended to attract, motivate, reward and retain the management talent needed to achieve the Company's business objectives of improving overall corporate performance and creating long-term value for the Company's shareholders. The compensation program is intended to reward executive officers on the basis of individual performance and achievement of corporate objectives, including the advancement of the exploration and development goals of the Company. The Company's current compensation program is comprised of base salary or fees, short term incentives such as discretionary bonuses and long-term incentives such as stock options.

The Board has not created or appointed a compensation committee given the Company's current size and stage of development. All tasks related to developing and monitoring the Company's approach to the compensation of the Company's NEOs and directors are performed by the members of the Board. The compensation of the NEOs, directors and the Company's employees or consultants, if any, is reviewed, recommended and approved by the Board without reference to any specific formula or criteria. NEOs that are also directors of the Company are involved in discussion relating to compensation, and disclose their interest in and abstain from voting on compensation decisions relating to them, as applicable, in accordance with the applicable corporate legislation.

Pension Plan Benefits

The Company does not have any pension, defined benefit, defined contribution or deferred compensation plans in place.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth details of the Plan, being the Company's only equity compensation plan, as of December 31, 2020.

Plan Category	Column (a) Number of shares to be issued upon exercise of outstanding options (1)	Column (b) Weighted-average exercise price of outstanding options	Column (c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by shareholders	1,275,000	$0.30	8,063,944
Equity compensation plans not approved by shareholders	Nil	Nil	Nil
Total	1,275,000	$0.30	8,063,944

(1) The Company does not have any warrants or rights outstanding under any equity compensation plans.

(2) Based on the Company's issued and outstanding common shares of 93,389,446 as at December 31, 2020.

APPOINTMENT OF AUDITOR

At the Meeting, Shareholders will be asked to pass an ordinary resolution to appoint Smythe LLP, Chartered Professional Accountants, as auditors of the Company for the fiscal year ending December 31, 2021, and to authorize the directors of the Company to fix the remuneration to be to be paid to the auditors for the fiscal year ending December 31, 2021. An ordinary resolution needs to be passed by a simple majority of the votes cast by the Shareholders present in person or represented by proxy and entitled to vote at the Meeting.

Management recommends that Shareholders vote FOR the appointment of Smythe LLP, Chartered Professional Accountants, as the Company's auditors for the Company's fiscal year ending December 31, 2021 and the authorization of the directors of the Company to fix the remuneration to be paid to the auditors for the fiscal year ending December 31, 2021.

AUDIT COMMITTEE DISCLOSURE

Under National Instrument 52-110 Audit Committees ("NI 52-110"), a reporting issuer is required to provide disclosure annually with respect to its audit committee, including the text of its audit committee charter, information regarding the composition of the audit committee, and information regarding fees paid to its external auditor. The Company provides the following disclosure with respect to its audit committee (the "Audit Committee"):

The Audit Committee Charter

The full text of the Company's audit committee charter (the "Audit Committee Charter") is attached as Schedule "A" to this information circular.

Composition of the Audit Committee

The Company's Audit Committee is comprised of three directors consisting of Alejandro Ochoa, Robert Horsley and Fabio Alexander Vasquez.  As defined in NI 52-110, Mr. Ochoa, the Company's Chief Executive Officer and President, is not "independent", as he is an executive officer of the Company, and Messrs. Horsley and Vasquez are independent.  All of the Audit Committee members are "financially literate", as defined in NI 52-110, as all have the industry experience necessary to understand and analyze financial statements of the Company, as well as the understanding of internal controls and procedures necessary for financial reporting.

The Audit Committee is responsible for review of both interim and annual financial statements for the Company.  For the purposes of performing their duties, the members of the Audit Committee have the right, at all times, to inspect all the books and financial records of the Company and any subsidiaries and to discuss with management and the external auditors of the Company any accounts, records and matters relating to the financial statements of the Company.  The Audit Committee members meet periodically with management and annually with the external auditors.

Relevant Education and Experience

The following sets out the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member and that provides each member with: (i) an understanding of the accounting principles used by the Company to prepare its financial statements; (ii) the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and provisions, (iii) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or experience actively supervising one or more individuals engaged in such activities; and (iv) an understanding of internal controls and procedures for financial reporting:

Mr. Ochoa

Alejandro Ochoa has over 20 years of experience within the financial services industry, having worked at such firms as Morgan Stanley, Prudential Securities, Raymond James and Mackie Research Capital Corp. Mr. Ochoa has extensive experience with publicly traded companies and has an understanding of the accounting principles used by the Company to prepare its financial statements. Dedicated to Latin America, his areas of expertise include mining and energy transactions in advisory, capital raisings and strategic assets sales with Latin American transactions in Colombia, Mexico, and Peru. He has also covered telecom infrastructure companies from the United States, Argentina, and Colombia. Mr. Ochoa has a Bachelors in Science with a focus in Finance from Florida International University.

Mr. Horsley

Robert Nick Horsley has over 10 years of public markets experience focused in finance, investor relations, marketing management, and mergers and acquisitions. Mr. Horsley has served as a director and a consultant to several public and private companies, and has worked in a variety of industries including consumer goods, energy, mining, oil and gas, nutraceuticals and pharmaceuticals, and technology. Mr. Horsley has an understanding of the accounting principles used by the Company to prepare its financial statements.

Mr. Vasquez

Fabio Alexander Vasquez has over 25 years' experience in the aviation FBO industry, including 18 years spent leading Miami Executive Aviation (MEA) since its inception, as the company's owner and CEO.  Mr. Vasquez brought considerable marketing experience that he used to grow MEA including creating strategic industry partnerships with key partners, developing and hosting special events with Fortune 500 clients, such as Chevron, Enterprise Rent A Car and Merrill Lynch at his facilities to leverage awareness. Mr. Alexander currently leads Executive Investment Partners, which is a diverse investment company with holdings in the aviation, banking, and real estate sectors.

Audit Committee Oversight

Since the commencement of the Company's most recently completed financial year, the Board has not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Reliance on Certain Exemptions

Since the commencement of the Company's most recently completed financial year, the Company has not relied on the exemptions in Sections 2.4, 6.1.1(4), 6.1.1(5), or 6.1.1(6) or Part 8 of NI 52-110. Section 2.4 (De Minimis Non-Audit Services) which provide an exemption from the requirement that the Audit Committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the financial year in which the non-audit services were provided. Sections 6.1.1(4) (Circumstance Affecting the Business or Operations of the Venture Issuer), 6.1.1(5) (Events Outside Control of Member) and 6.1.1(6) (Death, Incapacity or Resignation) provide exemptions from the requirement that a majority of the members of the Company's Audit Committee must not be executive officers, employees or control persons of the Company or of an affiliate of the Company. Part 8 (Exemptions) permits a company to apply to a securities regulatory authority or regulator for an exemption from the requirements of NI 52-110 in whole or in part.

Pre-Approval Policies and Procedures

Formal policies and procedures for the engagement of non-audit services have yet to be formulated and adopted. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Board and the Audit Committee, on a case-by-case basis, as applicable.

External Auditor Service Fees

In the following table, "audit fees" are fees billed by the Company's external auditor for services provided in auditing the Company's annual financial statements for the subject year. "Audit-related fees" are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit review of the Company's financial statements.  "Tax fees" are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning.  "All other fees" are fees billed by the auditor for products and services not included in the foregoing categories.

The aggregate fees billed by the Company's external auditor in the last two fiscal years by category, are as follows:

Year Ended	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2020	USD$128,000	Nil	Nil	Nil
2019	USD$185,000	Nil	Nil	Nil

Exemption

The Company is relying on the exemption provided by section 6.1 of National Instrument 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of National Instrument 52-110.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No current or former director, executive officer, proposed nominee for election to the Board, or associate of such persons is, or at any time since the beginning of the Company's most recently completed financial year has been, indebted to the Company or any of its subsidiaries.

No indebtedness of current or former director, executive officer, proposed nominee for election to the Board, or associate of such person is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no: (a) director, proposed director or executive officer of the Company; (b) person or company who beneficially owns, directly or indirectly, Shares or who exercises control or direction of Shares, or a combination of both, carrying more than ten percent of the voting rights attached to the Shares outstanding (each, an "Insider"); (c) director or executive officer of an Insider; or (d) associate or affiliate of any of the directors, executive officers or Insiders, has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company, except with an interest arising from the ownership of Shares where such person or company will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of the same class of Shares.

MANAGEMENT CONTRACTS

There were no management functions of the Company, which were, to any substantial degree, performed by a person other than the directors or executive officers of the Company, except as otherwise described in this Information Circular.

CORPORATE GOVERNANCE

Pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices, the Company is required to disclose its corporate governance practices as follows:

Board of Directors

The Board facilitates its exercise of independent supervision over the Company's management through frequent meetings of the Board.

Robert Horsely, Fabio Alexander Vasquez and Hugo Ochoa are "independent" in that each are independent and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with the best interests of the Company, other than the interests and relationships arising from being Shareholders.  Alejandro Ochoa is the CEO, President and Interim CFO of the Company.

Directorships

No directors are also directors of other issuers that are a reporting issuer or the equivalent in Canada or a foreign jurisdiction.

Orientation and Continuing Education

The Board briefs all new directors with respect to the policies of the Board and other relevant corporate and business information.  The Board does not provide any continuing education.

Ethical Business Conduct

The Board has approved a Code of Business Conduct and Ethics (the "Code") to be followed by the Company's directors, officers, employees and principal consultants and those of its subsidiaries. The Code is also to be followed, where appropriate, by the Company's agents and representatives, including consultants where specifically required. The purpose of the Code is to, among other things, promote honest and ethical conduct, avoid conflicts of interest, protect confidential or proprietary information and comply with the applicable government laws and securities rules and regulations. The Board does not actively monitor compliance with the Code, but requires prompt notification of apparent or actual breaches so that it may investigate and take action. The Code has been circulated to all employees.

Nomination of Directors

The Company does not have a formal process or committee for proposing new nominees for election to the Board. The full Board has responsibility for identifying potential Board candidates. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and representatives of the industry are consulted for possible candidates.

Compensation

The Company does not currently have a compensation committee as the Board performs the functions that a compensation committee would normally perform. The Company has not provided compensation to members of the Board or the Company's Chairman at any time and does not intend to provide compensation to any director or the Chairman in the near term other than through awards of Stock Options pursuant to the Company's Stock Option Plan. See "Statement of Executive Compensation."

Other Board Committees

The Company has no other committees other than the Audit Committee.

Assessments

The Board regularly monitors the adequacy of information given to directors, communications between the Board and management and the strategic direction and processes of the Board and its committees.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as disclosed elsewhere in this Information Circular, no director or executive officer of the Company who was a director or executive officer since the beginning of the Company's last financial year, no proposed nominee for election as a director of the Company, nor any associate or affiliates of any such directors, officers or nominees, has any material interest, direct or indirect, by way of beneficial ownership of Shares or other securities in the Company or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors.

PARTICULARS OF MATTERS TO BE ACTED UPON

RATIFICATION OF 2021 EQUITY INCENTIVE PLAN

Prior to the Meeting, the Board adopted an omnibus equity incentive plan (the "2021 Equity Incentive Plan"). The full text of the 2021 Equity Incentive Plan is attached hereto as Schedule "B". Although the Company is not required to seek Shareholder approval of the 2021 Equity Incentive Plan, the Board is asking the Shareholders to ratify the adoption of the 2021 Equity Incentive Plan as a matter of good corporate governance. If the Shareholders vote against such ratification, the 2021 Equity Incentive Plan will cease to have effect after the Meeting.

Background & Purpose

On August 16, 2021, the Board passed a resolution to adopt the 2021 Equity Incentive Plan, subject to, and effective upon, the approval of Shareholders. The 2021 Equity Incentive Plan provides flexibility to the Company to grant equity-based incentive awards in the form of RSUs and PSUs, as described in further detail below. Provided that the 2021 Equity Incentive Plan is approved by the Shareholders at the Meeting, all future grants of equity-based awards will be made pursuant to, or as otherwise permitted by, the 2021 Equity Incentive Plan.

The purpose of the 2021 Equity Incentive Plan is to, among other things, provide the Company with a share related mechanism to attract, retain and motivate qualified directors, employees and consultants of the Company and its subsidiaries, to reward such of those directors, employees and consultants as may be granted awards under the 2021 Equity Incentive Plan by the Board from time to time for their contributions toward the long-term goals and success of the Company and to enable and encourage such directors, employees and consultants to acquire Common Shares as long-term investments and proprietary interests in the Company.

A summary of the key terms of the 2021 Equity Incentive Plan is set out below, which is qualified in its entirety by the full text of the 2021 Equity Incentive Plan. A copy of the 2021 Equity Incentive Plan is attached as Schedule "B" hereto.

Key Terms of the Equity Incentive Plan

Shares Subject to the 2021 Equity Incentive Plan

The 2021 Equity Incentive Plan is a rolling plan which, subject to the adjustment provisions provided for therein (including a subdivision or consolidation of Shares), provides that the aggregate maximum number of Shares that may be issued upon the exercise or settlement of awards granted under the 2021 Equity Incentive Plan, shall not exceed 20% of the Company's issued and outstanding Shares from time to time, such number being 20,080,746 as at August 16, 2021.  The 2021 Equity Incentive Plan is considered an "evergreen" plan, since the Shares covered by awards which have been exercised, settled or terminated shall be available for subsequent grants under the 2021 Equity Incentive Plan and the number of awards available to grant increases as the number of issued and outstanding Shares increases.

Insider Participation Limit

The 2021 Equity Incentive Plan also provides that the aggregate number of Shares (a) issuable to insiders at any time (under all of the Company's security-based compensation arrangements) cannot exceed 10% of the Company's issued and outstanding Shares and (b) issued to insiders within any one year period (under all of the Company's security-based compensation arrangements) cannot exceed 10% of the Company's issued and outstanding Shares.

Any Shares issued by the Company through the assumption or substitution of outstanding stock options or other equity-based awards from an acquired company shall not reduce the number of Shares available for issuance pursuant to the exercise of awards granted under the 2021 Equity Incentive Plan.

Administration of the 2021 Equity Incentive Plan

The Plan Administrator (as defined in the 2021 Equity Incentive Plan) is determined by the Board, and is initially the Board. The 2021 Equity Incentive Plan may in the future continue to be administered by the Board itself or delegated to a committee of the Board. The Plan Administrator determines which directors, officers, consultants and employees are eligible to receive awards under the 2021 Equity Incentive Plan, the time or times at which awards may be granted, the conditions under which awards may be granted or forfeited to the Company, the number of Shares to be covered by any award, the exercise price of any award, whether restrictions or limitations are to be imposed on the Shares issuable pursuant to grants of any award, and the nature of any such restrictions or limitations, any acceleration of exercisability or vesting, or waiver of termination regarding any award, based on such factors as the Plan Administrator may determine.

In addition, the Plan Administrator interprets the 2021 Equity Incentive Plan and may adopt guidelines and other rules and regulations relating to the 2021 Equity Incentive Plan, and make all other determinations and take all other actions necessary or advisable for the implementation and administration of the 2021 Equity Incentive Plan.

Eligibility

All directors, employees and consultants are eligible to participate in the 2021 Equity Incentive Plan. The extent to which any such individual is entitled to receive a grant of an award pursuant to the 2021 Equity Incentive Plan will be determined in the sole and absolute discretion of the Plan Administrator.

Types of Awards

Awards of RSUs and PSUs may be made under the 2021 Equity Incentive Plan. All of the awards described below are subject to the conditions, limitations, restrictions, exercise price, vesting, settlement and forfeiture provisions determined by the Plan Administrator, in its sole discretion, subject to such limitations provided in the 2021 Equity Incentive Plan, and will generally be evidenced by an award agreement. In addition, subject to the limitations provided in the 2021 Equity Incentive Plan and in accordance with applicable law, the Plan Administrator may accelerate or defer the vesting or payment of awards, cancel or modify outstanding awards, and waive any condition imposed with respect to awards or Shares issued pursuant to awards.

Restricted Share Units

A RSU is a unit equivalent in value to a Share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one Share (or the value thereof) for each RSU after a specified vesting period. The Plan Administrator may, from time to time, subject to the provisions of the 2021 Equity Incentive Plan and such other terms and conditions as the Plan Administrator may prescribe, grant RSUs to any participant in respect of a bonus or similar payment in respect of services rendered by the applicable participant in a taxation year (the "RSU Service Year").

The number of RSUs (including fractional RSUs) granted at any particular time under the 2021 Equity Incentive Plan will be calculated by dividing (a) the amount of any bonus or similar payment that is to be paid in RSUs, as determined by the Plan Administrator, by (b) the Market Price. The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of RSUs, provided that the terms comply with Section 409A of the U.S. Internal Revenue Code of 1986, to the extent applicable.

Upon settlement, holders will redeem each vested RSU for the following at the election of such holder but subject to the approval of the Plan Administrator: (a) one fully paid and non-assessable Share in respect of each vested RSU, (b) a cash payment or (c) a combination of Shares and cash. Any such cash payments made by the Company shall be calculated by multiplying the number of RSUs to be redeemed for cash by the Market Price per Share as at the settlement date. Subject to the provisions of the 2021 Equity Incentive Plan and except as otherwise provided in an award agreement, no settlement date for any RSU shall occur, and no Share shall be issued or cash payment shall be made in respect of any RSU any later than the final business day of the third calendar year following the applicable RSU Service Year.

Performance Share Units

A PSU is a unit equivalent in value to a Share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one Share (or the value thereof) for each PSU after specific performance-based vesting criteria determined by the Plan Administrator, in its sole discretion, have been satisfied. The performance goals to be achieved during any performance period, the length of any performance period, the amount of any PSUs granted, the effect of termination of a participant's service and the amount of any payment or transfer to be made pursuant to any PSU will be determined by the Plan Administrator and by the other terms and conditions of any PSU, all as set forth in the applicable award agreement. The Plan Administrator may, from time to time, subject to the provisions of the 2021 Equity Incentive Plan and such other terms and conditions as the Plan Administrator may prescribe, grant PSUs to any participant in respect of a bonus or similar payment in respect of services rendered by the applicable participant in a taxation year (the "PSU Service Year").

The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of PSUs. Upon settlement, holders will redeem each vested PSU for the following at the election of such holder but subject to the approval of the Plan Administrator: (a) one fully paid and non-assessable Share in respect of each vested PSU, (b) a cash payment, or (c) a combination of Shares and cash. Any such cash payments made by the Company to a participant shall be calculated by multiplying the number of PSUs to be redeemed for cash by the Market Price per Share as at the settlement date. Subject to the provisions of the 2021 Equity Incentive Plan and except as otherwise provided in an award agreement, no settlement date for any PSU shall occur, and no Share shall be issued or cash payment shall be made in respect of any PSU any later than the final business day of the third calendar year following the applicable PSU Service Year.

Dividend Equivalents

Except as otherwise determined by the Plan Administrator or as set forth in the particular award agreement, RSUs, PSUs and DSUs shall be credited with dividend equivalents in the form of additional RSUs, PSUs and DSUs, as applicable, as of each dividend payment date in respect of which normal cash dividends are paid on Shares. Dividend equivalents shall vest in proportion to, and settle in the same manner as, the awards to which they relate. Such dividend equivalents shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Share by the number of RSUs, PSUs and DSUs, as applicable, held by the participant on the record date for the payment of such dividend, by (b) the Market Price at the close of the first business day immediately following the dividend record date, with fractions computed to three decimal places.

Black-out Periods

In the event an award expires, at a time when a scheduled blackout is in place or an undisclosed material change or material fact in the affairs of the Company exists, the expiry of such award will be the date that is 10 business days after which such scheduled blackout terminates or there is no longer such undisclosed material change or material fact.

Term

While the 2021 Equity Incentive Plan does not stipulate a specific term for awards granted thereunder, as discussed below, awards may not expire beyond 10 years from its date of grant, except where shareholder approval is received or where an expiry date would have fallen within a blackout period of the Company. All awards must vest and settle in accordance with the provisions of the 2021 Equity Incentive Plan and any applicable award agreement, which award agreement may include an expiry date for a specific award.

Termination of Employment or Services

The following table describes the impact of certain events upon the participants under the 2021 Equity Incentive Plan, including termination for cause, resignation, termination without cause, disability, death or retirement, subject, in each case, to the terms of a participant's applicable employment agreement, award agreement or other written agreement:

Event	Provisions
Termination for Cause/Resignation

• Any award held by the participant that has not been exercised, surrendered or settled as of the Termination Date (as defined in the 2021 Equity Incentive Plan) shall be immediately forfeited and cancelled as of the Termination Date.

Termination without Cause

• A portion of any unvested awards shall immediately vest, such portion to be equal to the number of unvested awards held by the participant as of the Termination Date multiplied by a fraction the numerator of which is the number of days between the date of grant and the Termination Date and the denominator of which is the number of days between the date of grant and the date any unvested awards were originally scheduled to vest.

Disability

• A portion of any unvested awards shall immediately vest, such portion to be equal to the number of unvested awards held by the participant as of the date of disability multiplied by a fraction the numerator of which is the number of days between the date of grant and the date of disability and the denominator of which is the number of days between the date of grant and the date any unvested awards were originally scheduled to vest. Any vested award will be settled within 90 days after the Termination Date.

Death

• A portion of any unvested awards shall immediately vest, such portion to be equal to the number of unvested awards held by the participant as of the date of death multiplied by a fraction the numerator of which is the number of days between the date of grant and the date of death and the denominator of which is the number of days between the date of grant and the date any unvested awards were originally scheduled to vest. Any vested award will be settled with the Participant's beneficiary or legal representative (as applicable) within 90 days after the date of the Participant's death.

Retirement

• (i) a portion of any unvested awards shall immediately vest, such portion to be equal to the number of unvested awards held by the Participant as of the date of retirement multiplied by a fraction the numerator of which is the number of days between the Date of Grant and the date of retirement and the denominator of which is the number of days between the Date of Grant and the date any unvested awards were originally scheduled to vest, and (ii) any outstanding award that vests based on the achievement of Performance Goals (as defined in the 2021 Equity Incentive Plan) that has not previously become vested shall continue to be eligible to vest based upon the actual achievement of such Performance Goals. Any vested award that is described in (i), such award will be settled within 90 days after the participant's retirement. In the case of a vested award that is described in (ii), such award will be settled at the same time the award would otherwise have been settled had the participant remained in active service with the Company or its subsidiary. Notwithstanding the foregoing, if, following his or her retirement, the participant commences (the "Commencement Date") employment, consulting or acting as a director of the Company or any of its subsidiaries (or in an analogous capacity) or otherwise as a service provider to any person that carries on or proposes to carry on a business competitive with the Company or any of its subsidiaries.

Change in Control

Under the 2021 Equity Incentive Plan, except as may be set forth in an employment agreement, award agreement or other written agreement between the Company or a subsidiary of the Company and a participant:

(a) If within 12 months following the completion of a transaction resulting in a Change in Control (as defined below), a participant's employment, consultancy or directorship is terminated by the Company or a subsidiary of the Company without Cause (as defined in the 2021 Equity Incentive Plan), without any action by the Plan Administrator:

(i) any unvested awards held by the participant at Termination Date may vest in the sole discretion of the Plan Administrator; and

(ii) any vested awards may be exercised, surrendered to the Company, or settled by the participant at any time during the period that terminates on the earlier of: (A) the expiry date of such award; and (B) the date that is 90 days after the Termination Date. Any award that has not been exercised, surrendered or settled at the end of such period being immediately forfeited and cancelled.

(b) Unless otherwise determined by the Plan Administrator, if, as a result of a Change in Control, the Shares will cease trading on the CSE, the Company may terminate all of the awards held by a participant that is a resident of Canada for the purposes of the Income Tax Act (Canada), granted under the 2021 Equity Incentive Plan at the time of and subject to the completion of the Change in Control transaction by paying to each holder at or within a reasonable period of time following completion of such Change in Control transaction an amount for each Award equal to the fair market value of the Award held by such participant as determined by the Plan Administrator, acting reasonably, provided that any vested awards granted to U.S. Taxpayers (as defined in the 2021 Equity Incentive Plan) will be settled within 90 days of the Change in Control.

Subject to certain exceptions, a "Change in Control" includes (a) any transaction pursuant to which a person or group acquires more than 50% of the outstanding Shares, (b) the sale of all or substantially all of the Company's assets, (c) the dissolution or liquidation of the Company, (d) the acquisition of the Company via consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise, (e) individuals who comprise the Board at the last annual meeting of Shareholders (the "Incumbent Board") cease to constitute at least a majority of the Board, unless the election, or nomination for election by the Shareholders, of any new director was approved by a vote of at least a majority of the Incumbent Board, in which case such new director shall be considered as a member of the Incumbent Board, or (f) any other event which the Board determines to constitute a change in control of the Company.

Non-Transferability of Awards

Except as permitted by the Plan Administrator and to the extent that certain rights may pass to a beneficiary or legal representative upon death of a participant, by will or as required by law, no assignment or transfer of awards, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such awards whatsoever in any assignee or transferee and immediately upon any assignment or transfer, or any attempt to make the same, such awards will terminate and be of no further force or effect. To the extent that certain rights to exercise any portion of an outstanding award pass to a beneficiary or legal representative upon the death of a participant, the period in which such award can be exercised by such beneficiary or legal representative shall not exceed one year from the participant's death.

Amendments to the 2021 Equity Incentive Plan

The Plan Administrator may also from time to time, without notice and without approval of the holders of voting Shares, amend, modify, change, suspend or terminate the 2021 Equity Incentive Plan or any awards granted pursuant thereto as it, in its discretion, determines appropriate, provided that (a) no such amendment, modification, change, suspension or termination of the 2021 Equity Incentive Plan or any award granted pursuant thereto may materially impair any rights of a participant or materially increase any obligations of a participant under the 2021 Equity Incentive Plan without the consent of such participant, unless the Plan Administrator determines such adjustment is required or desirable in order to comply with any applicable securities laws or stock exchange requirements, and (b) any amendment that would cause an award held by a U.S. Taxpayer to be subject to the income inclusion under Section 409A of the United States Internal Revenue Code of 1986, as amended, shall be null and void ab initio.

Notwithstanding the above, and subject to the rules of the CSE, the approval of Shareholders is required to effect any of the following amendments to the 2021 Equity Incentive Plan:

(a) increasing the number of Shares reserved for issuance under the 2021 Equity Incentive Plan, except pursuant to the provisions in the 2021 Equity Incentive Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Company or its capital;

(b) increasing or removing the 10% limits on Shares issuable or issued to insiders;

(c) reducing the exercise price of an option award (for this purpose, a cancellation or termination of an award of a participant prior to its expiry date for the purpose of reissuing an award to the same participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an award) except pursuant to the provisions in the 2021 Equity Incentive Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Company or its capital;

(d) increasing or removing the limits on the participation of non-employee directors;

(e) permitting awards to be transferred to a person;

(f) changing the eligible participants; and

(g) deleting or otherwise limiting the amendments which require approval of the Shareholders.

Except for the items listed above, amendments to the 2021 Equity Incentive Plan will not require shareholder approval. Such amendments include (but are not limited to): (a) amending the general vesting provisions of an award, (b) amending the provisions for early termination of awards in connection with a termination of employment or service, (c) adding covenants of the Company for the protection of the participants, (d) amendments that are desirable as a result of changes in law in any jurisdiction where a participant resides, and (e) curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error.

Anti-Hedging Policy

Participants are restricted from purchasing financial instruments such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of awards granted to them.

A copy of the 2021 Equity Incentive Plan is available for review at the offices of the Company at Suite 600 - 535 Howe Street, Vancouver, British Columbia, V6C 2Z4 or at Clark Wilson LLP, the registered offices of the Company, at Suite 800 - 885 West Georgia Street, Vancouver, British Columbia, V6C 3H1 during normal business hours up to and including the date of the Meeting.

Accordingly, at the Meeting, Shareholders will be asked to consider and if thought fit, approve an ordinary resolution ratifying the adoption of the 2021 Equity Incentive Plan. In order to be effective, an ordinary resolution requires approval by a majority of the votes cast by Shareholders for such resolution. The text of the proposed resolution is set forth below. Unless otherwise directed, the persons named in the enclosed proxy intend to vote IN FAVOUR of this resolution.

"BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1. the omnibus equity incentive plan adopted by the board of directors of the Company on August 16, 2021 (the "2021 Equity Incentive Plan"), in the form attached as Schedule "B" to the management information circular of the Company dated August 16, 2021, hereby confirmed, ratified and approved, and the Company has the ability to grant awards under the 2021 Equity Incentive Plan until September 22, 2024, which is the date that is three years from the date of the meeting of the holders (the "Shareholders") of common shares of the Company ("Shares") at which Shareholder approval of the 2021 Equity Incentive Plan is being sought.

2. The Awards (as defined in the 2021 Equity Incentive Plan) to be issued under the 2021 Equity Incentive Plan, and all unallocated Awards under the 2021 Equity Incentive Plan, be and are hereby approved;

3. The board of directors (the "Board") of the Company is hereby authorized to make such amendments to the 2021 Equity Incentive Plan from time to time, as may be required by the applicable regulatory authorities, or as may be considered appropriate by the Board, in its sole discretion, provided always that such amendments be subject to the approval of the regulatory authorities, if applicable, and in certain cases, in accordance with the terms of the 2021 Equity Incentive Plan, the approval of the Shareholders.

4. Any one director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise and to deliver or to cause to be delivered, all such other deeds, documents, instruments and assurances and to do or cause to be done all such other acts as, in the opinion of such director or officer of the Company, may be necessary or desirable to carry out the terms of the foregoing resolutions.

Management of the Company recommends that Shareholders vote in favour of the 2021 Equity Incentive Plan at the Meeting. It is the intention of the Designated Persons named in the enclosed form of proxy, if not expressly directed otherwise in such form of proxy, to vote such proxy FOR the 2021 Equity Incentive Plan .

ADDITIONAL INFORMATION

Shareholders may contact the Company at its office by mail at Suite 600 - 535 Howe Street, Vancouver, British Columbia  V6C 2Z4, to request copies of the Company's financial statements and related Management's Discussion and Analysis (the "MD&A").  Financial information is provided in the Company's audited financial statements and MD&A for the most recently completed financial year and in the financial statements and MD&A for subsequent financial periods, which are available on SEDAR.

OTHER MATTERS

Other than the above, management of the Company know of no other matters to come before the Meeting other than those referred to in the Notice. If any other matters that are not currently known to management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the Designated Persons named therein to vote on such matters in accordance with their best judgment.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Information Circular have been approved, and the delivery of it to each shareholder of the Company entitled thereto and to the appropriate regulatory agencies has been authorized, by the Board.

Dated at Vancouver, British Columbia this 16th day of August, 2021.

ON BEHALF OF THE BOARD OF DIRECTORS OF

TOWER ONE WIRELESS CORP.

"Alejandro Ochoa"
Alejandro Ochoa
Chief Executive Officer, President and Director

SCHEDULE "A"

AUDIT COMMITTEE CHARTER

Charter of the Audit Committee of the Board of Directors of
Tower One Wireless Corp. (the "Company")

This Charter establishes the composition, the authority, roles and responsibilities and the general objectives of the Company's audit committee, or its Board of Directors in lieu thereof (the "Audit Committee"). The roles and responsibilities described in this Charter must at all times be exercised in compliance with the legislation and regulations governing the Company and any subsidiaries.

1. Composition

(a) Number of Members. The Audit Committee must be comprised of a minimum of three directors of the Company, a majority of whom will be independent. Independence of the board members will be as defined by applicable legislation.

(b) Chair. If there is more than one member of the Audit Committee, members will appoint a chair of the Audit Committee (the "Chair") to serve for a term of one (1) year on an annual basis. The Chair may serve as the chair of the Audit Committee for any number of consecutive terms.

(c) Financially Literacy.  All members of the audit committee will be financially literate  as defined by applicable legislation. If upon appointment a member of the Audit Committee is not financially literate as required, the person will be provided with a period of three months to acquire the required level of financial literacy.

2.      Meetings

(a) Quorum. The quorum required to constitute a meeting of the Audit Committee is set at a majority of members.

(b) Agenda.  The Chair will set the agenda for each meeting, after consulting with management and the external auditor.  Agenda materials such as draft financial statements must be circulated to all Audit Committee members for members to have a reasonable amount of time to review the materials prior to the meeting.

(c) Notice to Auditors. The Company's auditors (the "Auditors") will be provided with notice as necessary of any Audit Committee meeting, will be invited to attend each such meeting and will receive an opportunity to be heard at those meetings on matters related to the Auditor's duties.

(d) Minutes. Minutes of the Audit Committee meetings will be accurately recorded, with such minutes recording the decisions reached by the committee.

3.       Roles and Responsibilities

The roles and responsibilities of the Audit Committee include the following:

External Auditor

The Audit Committee will:

(a) Selection of the external auditor.  Select, evaluate and recommend to the Board, for shareholder approval, the Auditor to examine the Company's accounts, controls and financial statements.

(b) Scope of Work. Evaluate, prior to the annual audit by the Auditors, the scope and general extent of the Auditor's review, including the Auditor's engagement letter.

(c) Compensation. Recommend to the Board the compensation to be paid to the external auditors.

(d) Replacement of Auditor. If necessary, recommend the replacement of the Auditor to the Board of Directors.

(e) Approve Non-Audit Related Services. Pre-approve all non-audit services to be provided by the Auditor to the Company or its subsidiaries.

(f) Direct Responsibility for Overseeing Work of Auditors. Must directly oversee the work of the Auditor. The Auditor must report directly to the Audit Committee.

(g) Resolution of Disputes. Assist with resolving any disputes between the Company's management and the Auditors regarding financial reporting.

Consolidated Financial Statements and Financial Information

The Audit Committee will:

(h) Review Audited Financial Statements. Review the audited consolidated financial statements of the Company, discuss those statements with management and with the Auditor, and recommend their approval to the Board.

(i) Review of Interim Financial Statements. Revie and discuss with management the quarterly consolidated financial statements, and if appropriate, recommend their approval by the Board.

(j) MD&A, Annual and Interim Earnings Press Releases, Audit Committee Reports. Review the Company's management discussion and analysis, interim and annual press releases, and audit committee reports before the Company publicly discloses this information.

(k) Auditor Reports and Recommendations. Review and consider any significant reports and recommendations issued by the Auditor, together with management's response, and the extent to which recommendations made by the Auditor have been implemented.

Risk Management, Internal Controls and Information Systems

The Audit Committee will:

(l) Internal Control. Review with the Auditors and with management, the general policies and procedures used by the Company with respect to internal accounting and financial controls. Remain informed, through communications with the Auditor, of any weaknesses in internal control that could cause errors or deficiencies in financial reporting or deviations from the accounting policies of the Company or from applicable laws or regulations.

(m) Financial Management. Periodically review the team in place to carry out financial reporting functions, circumstances surrounding the departure of any officers in charge of financial reporting, and the appointment of individuals in these functions.

(n) Accounting Policies and Practices. Review management plans regarding any changes in accounting practices or policies and the financial impact thereof.

(o) Litigation. Review with the Auditors and legal counsel any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Company and the manner in which these matters are being disclosed in the consolidated financial statements.

(p) Other. Discuss with management and the Auditors correspondence with regulators, employee complaints, or published reports that raise material issues regarding the Company's financial statements or disclosure.

Complaints

(q) Accounting, Auditing and Internal Control Complaints. The Audit Committee must establish a procedure for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters.

(r) Employee Complaints. The Audit Committee must establish a procedure for the confidential transmittal on condition of anonymity by the Company's employees of concerns regarding questionable accounting or auditing matters.

4.  Authority

(a) Auditor. The Auditors, and any internal auditors hired by the company, will report directly to the Audit Committee.

(b) To Retain Independent Advisors. The Audit Committee may, at the Company's expense and without the approval of management, retain the services of independent legal counsels and any other advisors it deems necessary to carry out its duties and set and pay the monetary compensation of these individuals.

5.  Reporting

The Audit Committee will report to the Board on:

(a) the Auditor's independence;

(b) the performance of the Auditor and any recommendations of the Audit Committee in relation thereto;

(c) the reappointment and termination of the Auditor;

(d) the adequacy of the Company's internal controls and disclosure controls;

(e) the Audit Committee's review of the annual and interim consolidated financial statements;

(f) the Audit Committee's  review  of the annual  and interim  management  discussion  and analysis;

(g) the Company's compliance with legal and regulatory matters to the extent they affect the financial statements of the Company; and

(h) all other material matters dealt with by the Audit Committee.

SCHEDULE "A"

2021 OMNIBUS EQUITY INCENTIVE PLAN

TOWER ONE WIRELESS CORP.
(the "Company")

[see attached]

TOWER ONE WIRELESS CORP.

OMNIBUS EQUITY INCENTIVE PLAN

August 16, 2021

- ii -

- iii -

13.14 Effective Date	32
13.15 Governing Law	32
13.16 Submission to Jurisdiction	32

Tower One Wireless Corp.

Omnibus Equity Incentive Plan

ARTICLE 1
PURPOSE

1.1 Purpose

The purpose of this Plan is to provide the Corporation with a share-related mechanism to attract, retain and motivate qualified Directors, Employees and Consultants of the Corporation and its subsidiaries, to reward such of those Directors, Employees and Consultants as may be granted Awards under this Plan by the Board from time to time for their contributions toward the long-term goals and success of the Corporation and to enable and encourage such Directors, Employees and Consultants to acquire Shares as long-term investments and proprietary interests in the Corporation.

ARTICLE 2
INTERPRETATION

2.1 Definitions

When used herein, unless the context otherwise requires, the following terms have the indicated meanings, respectively:

(a) "Affiliate" means any entity that is an "affiliate" for the purposes of National Instrument 45-106 - Prospectus Exemptions of the Canadian Securities Administrators, as amended from time to time;

(b) "Award" means any Option, Restricted Share Unit, Performance Share Unit or Deferred Share Unit granted under this Plan which may be denominated or settled in Shares, cash or in such other form as provided herein;

(c) "Award Agreement" means a signed, written agreement between a Participant and the Corporation, in the form or any one of the forms approved by the Plan Administrator, evidencing the terms and conditions on which an Award has been granted under this Plan and which need not be identical to any other such agreements;

(d) "Board" means the board of directors of the Corporation as it may be constituted from time to time;

(e) "Business Day" means a day, other than a Saturday or Sunday, on which the principal commercial banks in the City of Vancouver are open for commercial business during normal banking hours;

(f) "Canadian Taxpayer" means a Participant that is resident of Canada for purposes of the Tax Act;

(g) "Cash Fees" has the meaning set forth in Subsection 7.1(a);

(h) "Cashless Exercise" has the meaning set forth in Subsection 4.5(b);

(i) "Cause" means, with respect to a particular Participant:

(i) "cause"(or any similar term) as such term is defined in the employment or other written agreement between the Corporation or a subsidiary of the Corporation and the Employee;

(ii) in the event there is no written or other applicable employment or other agreement between the Corporation or a subsidiary of the Corporation or "cause" (or any similar term) is not defined in such agreement, "cause" as such term is defined in the Award Agreement; or

(iii) in the event neither (a) nor (b) apply, then "cause" as such term is defined by applicable law or, if not so defined, such term shall refer to circumstances where (i) an employer may terminate an individual's employment without notice or pay in lieu thereof or other damages, or (ii) the Corporation or any subsidiary thereof may terminate the Participant's contract without notice or without pay in lieu thereof or other termination fee or damages;

(j) "Change in Control" means the occurrence of any one or more of the following events:

(i) any transaction at any time and by whatever means pursuant to which any Person or any group of two (2) or more Persons acting jointly or in concert hereafter acquires the direct or indirect "beneficial ownership" (as defined in the Securities Act (British Columbia)) of, or acquires the right to exercise Control or direction over, securities of the Corporation representing more than 50% of the then issued and outstanding voting securities of the Corporation, including, without limitation, as a result of a take-over bid, an exchange of securities, an amalgamation of the Corporation with any other entity, an arrangement, a capital reorganization or any other business combination or reorganization;

(ii) the sale, assignment or other transfer of all or substantially all of the consolidated assets of the Corporation to a Person other than a subsidiary of the Corporation;

(iii) the dissolution or liquidation of the Corporation, other than in connection with the distribution of assets of the Corporation to one (1) or more Persons which were Affiliates of the Corporation prior to such event;

(iv) the occurrence of a transaction requiring approval of the Corporation's shareholders whereby the Corporation is acquired through consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise by any other Person (other than a short form amalgamation or exchange of securities with a subsidiary of the Corporation);

(v) individuals who comprise the Board as of the date hereof (the "Incumbent Board") for any reason cease to constitute at least a majority of the members of the Board, unless the election, or nomination for election by the Corporation's shareholders, of any new director was approved by a vote of at least a majority of the Incumbent Board, and in that case such new director shall be considered as a member of the Incumbent Board; or

(vi) any other event which the Board determines to constitute a change in control of the Corporation;

provided that, notwithstanding clause (i), (ii), (iii) and (iv) above, a Change in Control shall be deemed not to have occurred if immediately following the transaction set forth in clause (i), (ii), (iii) or (iv) above: (A) the holders of securities of the Corporation that immediately prior to the consummation of such transaction represented more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors of the Corporation hold (x) securities of the entity resulting from such transaction (including, for greater certainty, the Person succeeding to assets of the Corporation in a transaction contemplated in clause (ii) above) (the "Surviving Entity") that represent more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors or trustees ("voting power") of the Surviving Entity, or (y) if applicable, securities of the entity that directly or indirectly has beneficial ownership of 100% of the securities eligible to elect directors or trustees of the Surviving Entity (the "Parent Entity") that represent more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors or trustees of the Parent Entity, and (B) no Person or group of two or more Persons, acting jointly or in concert, is the beneficial owner, directly or indirectly, of more than 50% of the voting power of the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) (any such transaction which satisfies all of the criteria specified in clauses (A) and (B) above being referred to as a "Non-Qualifying Transaction" and, following the Non-Qualifying Transaction, references in this definition of "Change in Control" to the "Corporation" shall mean and refer to the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) and, if such entity is a company or a trust, references to the "Board" shall mean and refer to the board of directors or trustees, as applicable, of such entity).

Notwithstanding the foregoing, for purposes of any Award that constitutes "deferred compensation" (within the meaning of Section 409A of the Code), the payment of which is triggered by or would be accelerated upon a Change in Control, a transaction will not be deemed a Change in Control for Awards granted to any Participant who is a U.S. Taxpayer unless the transaction qualifies as "a change in control event" within the meaning of Section 409A of the Code.

(k) "Code" means the United States Internal Revenue Code of 1986, as amended from time to time. Any reference to a section of the Code shall be deemed to include a reference to any regulations promulgated thereunder;

(l) "Committee" has the meaning set forth in Section 3.2;

(m) "Consultant" means any individual or entity engaged by the Corporation or any subsidiary of the Corporation to render consulting or advisory services (including as a director or officer of any subsidiary of the Corporation), other than as an Employee or Director, and whether or not compensated for such services provided, however, that any Consultant who is in the United States or is a U.S. Person at the time such Consultant receives any offer of Award or executes any Award Agreement must be a natural person, and must agree to provide bona fide services to that Corporation that are not in connection with the offer or sale of securities in a capital-raising transaction, and do not directly or indirectly promote or maintain a market for the Corporation's securities;

(n) "Control" means the relationship whereby a Person is considered to be "controlled" by a Person if:

(i) when applied to the relationship between a Person and a corporation, the beneficial ownership by that Person, directly or indirectly, of voting securities or other interests in such corporation entitling the holder to exercise control and direction in fact over the activities of such corporation;

(ii) when applied to the relationship between a Person and a partnership, limited partnership, trust or joint venture, means the contractual right to direct the affairs of the partnership, limited partnership, trust or joint venture; and

(iii) when applied in relation to a trust, the beneficial ownership at the relevant time of more than 50% of the property settled under the trust, and the words "Controlled by", "Controlling" and similar words have corresponding meanings; provided that a Person who controls a corporation, partnership, limited partnership or joint venture will be deemed to Control a corporation, partnership, limited partnership, trust or joint venture which is Controlled by such Person and so on;

(o) "Corporation" means Tower One Wireless Corp.., or any successor entity thereof;

(p) "Date of Grant" means, for any Award, the date specified by the Plan Administrator at the time it grants the Award or if no such date is specified, the date upon which the Award was granted;

(q) "Deferred Share Unit" or "DSU" means a unit equivalent in value to a Share, credited by means of a bookkeeping entry in the books of the Corporation in accordance with Article 7;

(r) "Director" means a director of the Corporation who is not an Employee;

(s) "Director Fees" means the total compensation (including annual retainer and meeting fees, if any) paid by the Corporation to a Director in a calendar year for service on the Board;

(t) "Disabled" or "Disability" means, with respect to a particular Participant:

(i) "disabled" or "disability" (or any similar terms) as such terms are defined in the employment or other written agreement between the Corporation or a subsidiary of the Corporation and the Participant;

(ii) in the event there is no written or other applicable employment or other agreement between the Corporation or a subsidiary of the Corporation, or "disabled" or "disability" (or any similar terms) are not defined in such agreement, "disabled" or "disability" as such term are defined in the Award Agreement; or

(iii) in the event neither (i) or (ii) apply, then the incapacity or inability of the Participant, by reason of mental or physical incapacity, disability, illness or disease (as determined by a legally qualified medical practitioner or by a court) that prevents the Participant from carrying out his or her normal and essential duties as an Employee, Director or Consultant for a continuous period of six months or for any cumulative period of 180 days in any consecutive twelve month period, the foregoing subject to and as determined in accordance with procedures established by the Plan Administrator for purposes of this Plan;

(u) "Effective Date" means the effective date of this Plan, being August 16, 2021;

(v) "Elected Amount" has the meaning set forth in Subsection 7.1(a);

(w) "Electing Person" means a Participant who is, on the applicable Election Date, a Director;

(x) "Election Date" means the date on which the Electing Person files an Election Notice in accordance with Subsection 7.1(b);

(y) "Election Notice" has the meaning set forth in Subsection 7.1(b);

(z) "Employee" means an individual who:

(i) is considered an employee of the Corporation or a subsidiary of the Corporation for purposes of source deductions under applicable tax or social welfare legislation; or

(ii) works full-time or part-time. on a regular weekly basis for the Corporation or a subsidiary of the Corporation providing services normally provided by an employee and who is subject to the same control and direction by the Corporation or a subsidiary of the Corporation over the details and methods of work as an employee of the Corporation or such subsidiary;

(aa) "Exchange" means the primary exchange on which the Shares are then listed, if applicable;

(bb) "Exercise Notice" means a notice in writing, signed by a Participant and stating the Participant's intention to exercise a particular Option;

(cc) "Exercise Price" means the price at which an Option Share may be purchased pursuant to the exercise of an Option;

(dd) "Expiry Date" means the expiry date specified in the Award Agreement (which shall not be later than the tenth anniversary of the Date of Grant) or, if not so specified, means the tenth anniversary of the Date of Grant;

(ee) "In the Money Amount" has the meaning given to it in Subsection 4.5(b);

(ff) "Insider" means an "insider" as defined in the rules of the Exchange from time to time;

(gg) "Market Price" at any date in respect of the Shares shall be the greater of the closing market price of the Shares on (i) the trading day prior to the date of grant and (ii) the date of grant, and as otherwise required pursuant to the policies of the Exchange, if applicable. In the event that such Shares are not listed and posted for trading on any Exchange, the Market Price shall be (i) the issuance price per Share of the most recent financing completed by the Corporation within the last three (3) months; or (ii) otherwise, the fair market value of such Shares as determined by the Plan Administrator in its sole discretion and, with respect to an Award made to a U.S. Taxpayer, in accordance with Section 409A of the Code;

(hh) "Option" means a right to purchase Shares under Article 4 of this Plan that is non-assignable and non-transferable, unless otherwise approved by the Plan Administrator;

(ii) "Option Shares" means Shares issuable by the Corporation upon the exercise of outstanding Options;

(jj) "Participant" means a Director, Employee or Consultant to whom an Award has been granted under this Plan;

(kk) "Performance Goals" means performance goals expressed in terms of attaining a specified level of the particular criteria or the attainment of a percentage increase or decrease in the particular criteria, and may be applied to one or more of the Corporation, a subsidiary of the Corporation, a division of the Corporation or a subsidiary of the Corporation, or an individual, or may be applied to the performance of the Corporation or a subsidiary of the Corporation relative to a market index, a group of other companies or a combination thereof, or on any other basis, all as determined by the Plan Administrator in its discretion;

(ll) "Performance Share Unit" or "PSU" means a unit equivalent in value to a Share, credited by means of a bookkeeping entry in the books of the Corporation in accordance with Article 6;

(mm) "Person" means an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, and a natural person in his or her capacity as trustee, executor, administrator or other legal representative;

(nn) "Plan" means this Omnibus Equity Incentive Plan, as may be amended from time to time;

(oo) "Plan Administrator" means the Board, or if the administration of this Plan has been delegated by the Board to the Committee pursuant to Section 3.2, the Committee;

(pp) "PSU Service Year" has the meaning given to it in Section 6.1;

(qq) "Restricted Share Unit" or "RSU" means a unit equivalent in value to a Share, credited by means of a bookkeeping entry in the books of the Corporation in accordance with Article 5;

(rr) "Retirement" means, unless otherwise defined in the Participant's written or other applicable employment agreement or in the Award Agreement, the termination of the Participant's working career at the age of 67 or such other retirement age, with consent of the Plan Administrator, if applicable, other than on account of the Participant's termination of service by the Corporation or its subsidiary for Cause;

(ss) "RSU Service Year" has the meaning given to it in Section 5.1.

(tt) "Section 409A of the Code" or "Section 409A" means Section 409A of the Code and all regulations, guidance, compliance programs, and other interpretive authority issued thereunder;

(uu) "Securities Laws" means securities legislation, securities regulation and securities rules, as amended, and the policies, notices, instruments and blanket orders in force from time to time that govern or are applicable to the Corporation or to which it is subject;

(vv) "Security Based Compensation Arrangement" means a stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares to Directors, officers, Employees and/or service providers of the Corporation or any subsidiary of the Corporation, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise;

(ww) "Share" means one (1) common share in the capital of the Corporation as constituted on the Effective Date or any share or shares issued in replacement of such common share in compliance with Canadian law or other applicable law, and/or one share of any additional class of common shares in the capital of the Corporation as may exist from time to time, or after an adjustment contemplated by Article 10, such other shares or securities to which the holder of an Award may be entitled as a result of such adjustment;

(xx) "subsidiary" means an issuer that is Controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary, or any other entity in which the Corporation has an equity interest and is designated by the Plan Administrator, from time to time, for purposes of this Plan to be a subsidiary;

(yy) "Tax Act" has the meaning set forth in Section 4.5(d);

(zz) "Termination Date" means, subject to applicable law which cannot be waived:

(i) in the case of an Employee whose employment with the Corporation or a subsidiary of the Corporation terminates, (i) the date designated by the Employee and the Corporation or a subsidiary of the Corporation as the "Termination Date" (or similar term) in a written employment or other agreement between the Employee and Corporation or a subsidiary of the Corporation, or (ii) if no such written employment or other agreement exists, the date designated by the Corporation or a subsidiary of the Corporation, as the case may be, on which the Employee ceases to be an employee of the Corporation or the subsidiary of the Corporation, as the case may be, provided that, in the case of termination of employment by voluntary resignation by the Participant, such date shall not be earlier than the date notice of resignation was given; and in any event, the "Termination Date" shall be determined without including any period of reasonable notice that the Corporation or the subsidiary of the Corporation (as the case may be) may be required by law to provide to the Participant or any pay in lieu of notice of termination, severance pay or other damages paid or payable to the Participant;

(ii) in the case of a Consultant whose agreement or arrangement with the Corporation or a subsidiary of the Corporation terminates, (i) the date designated by the Corporation or the subsidiary of the Corporation, as the "Termination Date" (or similar term) or expiry date in a written agreement between the Consultant and Corporation or a subsidiary of the Corporation, or (ii) if no such written agreement exists, the date designated by the Corporation or a subsidiary of the Corporation, as the case may be, on which the Consultant ceases to be a Consultant or a service provider to the Corporation or the subsidiary of the Corporation, as the case may be, or on which the Participant's agreement or arrangement is terminated, provided that in the case of voluntary termination by the Participant of the Participant's consulting agreement or other written arrangement, such date shall not be earlier than the date notice of voluntary termination was given; in any event, the "Termination Date" shall be determined without including any period of notice that the Corporation or the subsidiary of the Corporation (as the case may be) may be required by law to provide to the Participant or any pay in lieu of notice of termination, termination fees or other damages paid or payable to the Participant; and

(iii) in the case of a Director, the date such individual ceases to be a Director,

in each case, unless the individual continues to be a Participant in another capacity.

Notwithstanding the foregoing, in the case of a U.S. Taxpayer, a Participant's "Termination Date" will be the date the Participant experiences a "separation from service" with the Corporation or a subsidiary of the Corporation within the meaning of Section 409A of the Code.

(aaa) "U.S." or "United States" means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

(bbb) "U.S. Person" shall mean a "U.S. person" as such term is defined in Rule 902(k) of Regulation S under the U.S. Securities Act (the definition of which includes, but is not limited to, (i) any natural person resident in the United States, (ii) any partnership or corporation organized or incorporated under the laws of the United States, (iii) any partnership or corporation organized outside of the United States by a U.S. Person principally for the purpose of investing in securities not registered under the U.S. Securities Act, unless it is organized, or incorporated, and owned, by accredited investors who are not natural persons, estates or trusts, and (iv) any estate or trust of which any executor or administrator or trustee is a U.S. Person);

(ccc) "U.S. Securities Act" means the United States Securities Act of 1933, as amended; and

(ddd) "U.S. Taxpayer" shall mean a Participant who, with respect to an Award, is subject to taxation under the applicable U.S. tax laws.

2.2 Interpretation

(a) Whenever the Plan Administrator exercises discretion in the administration of this Plan, the term "discretion" means the sole and absolute discretion of the Plan Administrator.

(b) As used herein, the terms "Article", "Section", "Subsection" and "clause" mean and refer to the specified Article, Section, Subsection and clause of this Plan, respectively.

(c) Words importing the singular include the plural and vice versa and words importing any gender include any other gender.

(d) Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period begins, including the day on which the period ends, and abridging the period to the immediately preceding Business Day in the event that the last day of the period is not a Business Day. In the event an action is required to be taken or a payment is required to be made on a day which is not a Business Day such action shall be taken or such payment shall be made by the immediately preceding Business Day.

(e) Unless otherwise specified, all references to money amounts are to Canadian currency.

(f) The headings used herein are for convenience only and are not to affect the interpretation of this Plan.

ARTICLE 3
ADMINISTRATION

3.1 Administration

This Plan will be administered by the Plan Administrator and the Plan Administrator has sole and complete authority, in its discretion, to:

(a) determine the individuals to whom grants under the Plan may be made;

(b) make grants of Awards under the Plan relating to the issuance of Shares (including any combination of Options, Restricted Share Units, Performance Share Units or Deferred Share Units) in such amounts, to such Persons and, subject to the provisions of this Plan, on such terms and conditions as it determines including without limitation:

(i) the time or times at which Awards may be granted;

(ii) the conditions under which:

(A) Awards may be granted to Participants; or

(B) Awards may be forfeited to the Corporation,

including any conditions relating to the attainment of specified Performance Goals;

(iii) the number of Shares to be covered by any Award;

(iv) the price, if any, to be paid by a Participant in connection with the purchase of Shares covered by any Awards;

(v) whether restrictions or limitations are to be imposed on the Shares issuable pursuant to grants of any Award, and the nature of such restrictions or limitations, if any; and

(vi) any acceleration of exercisability or vesting, or waiver of termination regarding any Award, based on such factors as the Plan Administrator may determine;

(c) establish the form or forms of Award Agreements;

(d) cancel, amend, adjust or otherwise change any Award under such circumstances as the Plan Administrator may consider appropriate in accordance with the provisions of this Plan;

(e) construe and interpret this Plan and all Award Agreements;

(f) adopt, amend, prescribe and rescind administrative guidelines and other rules and regulations relating to this Plan, including rules and regulations relating to sub plans established for the purpose of satisfying applicable foreign laws or for qualifying for favorable tax treatment under applicable foreign laws; and

(g) make all other determinations and take all other actions necessary or advisable for the implementation and administration of this Plan.

3.2 Delegation to Committee

(a) The initial Plan Administrator shall be the Board.

(b) To the extent permitted by applicable law, the Board may, from time to time, delegate to a committee of the Board (the "Committee") all or any of the powers conferred on the Plan Administrator pursuant to this Plan, including the power to sub-delegate to any member(s) of the Committee or any specified officer(s) of the Corporation or its subsidiaries all or any of the powers delegated by the Board. In such event, the Committee or any sub-delegate will exercise the powers delegated to it in the manner and on the terms authorized by the delegating party. Any decision made or action taken by the Committee or any sub-delegate arising out of or in connection with the administration or interpretation of this Plan in this context is final and conclusive and binding on the Corporation and all subsidiaries of the Corporation, all Participants and all other Persons.

3.3 Determinations Binding

Any decision made or action taken by the Board, the Committee or any sub-delegate to whom authority has been delegated pursuant to Section 3.2 arising out of or in connection with the administration or interpretation of this Plan is final, conclusive and binding on the Corporation, the affected Participant(s), their legal and personal representatives and all other Persons.

3.4 Eligibility

All Directors, Employees and Consultants are eligible to participate in the Plan, subject to Section 9.1(f). Participation in the Plan is voluntary and eligibility to participate does not confer upon any Director, Employee or Consultant any right to receive any grant of an Award pursuant to the Plan. The extent to which any Director, Employee or Consultant is entitled to receive a grant of an Award pursuant to the Plan will be determined in the sole and absolute discretion of the Plan Administrator.

3.5 Plan Administrator Requirements

Any Award granted under this Plan shall be subject to the requirement that, if at any time the Plan Administrator shall determine that the listing, registration or qualification of the Shares issuable pursuant to such Award upon any securities exchange or under any Securities Laws of any jurisdiction, or the consent or approval of the Exchange, if applicable, and any securities commissions or similar securities regulatory bodies having jurisdiction over the Corporation is necessary as a condition of, or in connection with, the grant or exercise of such Award or the issuance or purchase of Shares thereunder, such Award may not be accepted or exercised, as applicable, in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Plan Administrator. Without limiting the generality of the foregoing, all Awards shall be issued pursuant to the registration requirements of the U.S. Securities Act, or pursuant an exemption or exclusion from such registration requirements. Nothing herein shall be deemed to require the Corporation to apply for or to obtain such listing, registration, qualification, consent or approval. Participants shall, to the extent applicable, cooperate with the Corporation in complying with such legislation, rules, regulations and policies.

3.6 Total Shares Subject to Awards

(a) Subject to adjustment as provided for in Article 10 and any subsequent amendment to this Plan, the aggregate number of Shares reserved for issuance pursuant to Awards granted under this Plan shall not exceed 20% of the Corporation's total issued and outstanding Shares from time to time. This Plan is considered an "evergreen" plan, since the shares covered by Awards which have been settled, exercised or terminated shall be available for subsequent grants under the Plan and the number of Awards available to grant increases as the number of issued and outstanding Shares increases.

(b) To the extent any Awards (or portion(s) thereof) under this Plan terminate or are cancelled for any reason prior to exercise in full, or are surrendered or settled by the Participant, any Shares subject to such Awards (or portion(s) thereof) shall be added back to the number of Shares reserved for issuance under this Plan and will again become available for issuance pursuant to the exercise of Awards granted under this Plan.

(c) Any Shares issued by the Corporation through the assumption or substitution of outstanding stock options or other equity-based awards from an acquired company shall not reduce the number of Shares available for issuance pursuant to the exercise of Awards granted under this Plan.

3.7 Limits on Grants of Awards

Notwithstanding anything in this Plan:

(a) the aggregate number of Shares:

(i) issuable to Insiders at any time, under all of the Corporation's Security Based Compensation Arrangements, shall not exceed ten percent (10%) of the Corporation's issued and outstanding Shares; and

(ii) issued to Insiders within any one (1) year period, under all of the Corporation's Security Based Compensation Arrangements, shall not exceed ten percent (10%) of the Corporation's issued and outstanding Shares, provided that the acquisition of Shares by the Corporation for cancellation shall be disregarded for the purposes of determining non-compliance with this Section 3.7 for any Awards outstanding prior to such purchase of Shares for cancellation; and

(b) (i) the Plan Administrator shall not make grants of Awards to Directors if, after giving effect to such grants of Awards, the aggregate number of Shares issuable to Directors, at the time of such grant, under all of the Corporation's Security Based Compensation Arrangements would exceed 1% of the issued and outstanding Shares on a non-diluted basis, and (ii) within any one financial year of the Corporation, (A) the aggregate fair value on the Date of Grant of all Options granted to any one Director shall not exceed $100,000, and (B) the aggregate fair market value on the Date of Grant of all Awards (including, for greater certainty, the fair market value of the Options) granted to any one Director under all of the Corporation's Security Based Compensation Arrangements shall not exceed $150,000; provided that such limits shall not apply to (i) Awards taken in lieu of any cash retainer or meeting director fees, and (ii) a one-time initial grant to a Director upon such Director joining the Board.

3.8 Award Agreements

Each Award under this Plan will be evidenced by an Award Agreement. Each Award Agreement will be subject to the applicable provisions of this Plan and will contain such provisions as are required by this Plan and any other provisions that the Plan Administrator may direct. Any one officer of the Corporation is authorized and empowered to execute and deliver, for and on behalf of the Corporation, an Award Agreement to a Participant granted an Award pursuant to this Plan.

3.9 Non-transferability of Awards

Except as permitted by the Plan Administrator and to the extent that certain rights may pass to a beneficiary or legal representative upon death of a Participant, by will or as required by law, no assignment or transfer of Awards, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Awards whatsoever in any assignee or transferee and immediately upon any assignment or transfer, or any attempt to make the same, such Awards will terminate and be of no further force or effect. To the extent that certain rights to exercise any portion of an outstanding Award pass to a beneficiary or legal representative upon death of a Participant, the period in which such Award can be exercised by such beneficiary or legal representative shall not exceed one year from the Participant's death.

ARTICLE 4
OPTIONS

4.1 Granting of Options

The Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant Options to any Participant. The terms and conditions of each Option grant shall be evidenced by an Award Agreement.

4.2 Exercise Price

The Plan Administrator will establish the Exercise Price at the time each Option is granted, which Exercise Price must in all cases be not less than the Market Price on the Date of Grant.

4.3 Term of Options

Subject to any accelerated termination as set forth in this Plan, each Option expires on its Expiry Date.

4.4 Vesting and Exercisability

(a) The Plan Administrator shall have the authority to determine the vesting terms applicable to grants of Options.

(b) Once an Option becomes vested, it shall remain vested and shall be exercisable until expiration or termination of the Option, unless otherwise specified by the Plan Administrator, or as may be otherwise set forth in any written employment agreement, Award Agreement or other written agreement between the Corporation or a subsidiary of the Corporation and the Participant. Each vested Option may be exercised at any time or from time to time, in whole or in part, for up to the total number of Option Shares with respect to which it is then exercisable. The Plan Administrator has the right to accelerate the date upon which any Option becomes exercisable.

(c) Subject to the provisions of this Plan and any Award Agreement, Options shall be exercised by means of a fully completed Exercise Notice delivered to the Corporation.

(d) The Plan Administrator may provide at the time of granting an Option that the exercise of that Option is subject to restrictions, in addition to those specified in this Section 4.4, such as vesting conditions relating to the attainment of specified Performance Goals.

4.5 Payment of Exercise Price

(a) Unless otherwise specified by the Plan Administrator at the time of granting an Option and set forth in the particular Award Agreement, the Exercise Notice must be accompanied by payment of the Exercise Price. The Exercise Price must be fully paid by certified cheque, wire transfer, bank draft or money order payable to the Corporation or by such other means as might be specified from time to time by the Plan Administrator, which may include (i) through an arrangement with a broker approved by the Corporation (or through an arrangement directly with the Corporation) whereby payment of the Exercise Price is accomplished with the proceeds of the sale of Shares deliverable upon the exercise of the Option, (ii) through the cashless exercise process set out in Section 4.5(b), or (iii) such other consideration and method of payment for the issuance of Shares to the extent permitted by Securities Laws, or any combination of the foregoing methods of payment.

(b) Unless otherwise specified by the Plan Administrator and set forth in the particular Award Agreement, if permitted by the Plan Administrator, and subject to compliance with the policies of the Exchange, if applicable, a Participant may, in lieu of exercising an Option pursuant to an Exercise Notice, elect to surrender such Option to the Corporation (a "Cashless Exercise") in consideration for an amount from the Corporation equal to (i) the Market Price of the Shares issuable on the exercise of such Option (or portion thereof) as of the date such Option (or portion thereof) is exercised, less (ii) the aggregate Exercise Price of the Option (or portion thereof) surrendered relating to such Shares (the "In-the-Money Amount"), by written notice to the Corporation indicating the number of Options such Participant wishes to exercise using the Cashless Exercise, and such other information that the Corporation may require. Subject to Section 8.3, the Corporation shall satisfy payment of the In-the-Money Amount by delivering to the Participant such number of Shares (rounded down to the nearest whole number) having a fair market value equal to the In-the-Money Amount.

(c) No Shares will be issued or transferred until full payment therefor has been received by the Corporation, or arrangements for such payment have been made to the satisfaction of the Plan Administrator.

(d) If a Participant surrenders Options through a Cashless Exercise pursuant to Section 4.5(b), to the extent that such Participant would be entitled to a deduction under paragraph 110(1)(d) of the Income Tax Act (Canada) (the "Tax Act") in respect of such surrender if the election described in subsection 110(1.1) of the Tax Act were made and filed (and the other procedures described therein were undertaken) on a timely basis after such surrender, the Corporation will cause such election to be so made and filed (and such other procedures to be so undertaken).

ARTICLE 5
RESTRICTED SHARE UNITS

5.1 Granting of RSUs

(a) The Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant RSUs to any Participant in respect of a bonus or similar payment in respect of services rendered by the applicable Participant in a taxation year (the "RSU Service Year"). The terms and conditions of each RSU grant may be evidenced by an Award Agreement. Each RSU will consist of a right to receive a Share, cash payment, or a combination thereof (as provided in Section 5.4(a)), upon the settlement of such RSU.

(b) The number of RSUs (including fractional RSUs) granted at any particular time pursuant to this Article 5 will be calculated by dividing (i) the amount of any bonus or similar payment that is to be paid in RSUs, as determined by the Plan Administrator, by (ii) the greater of (A) the Market Price of a Share on the Date of Grant; and (B) such amount as determined by the Plan Administrator in its sole discretion.

5.2 RSU Account

All RSUs received by a Participant shall be credited to an account maintained for the Participant on the books of the Corporation, as of the Date of Grant.

5.3 Vesting of RSUs

The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of RSUs, provided that the terms comply with Section 409A, with respect to a U.S. Taxpayer.

5.4 Settlement of RSUs

(a) The Plan Administrator shall have the sole authority to determine the settlement terms applicable to the grant of RSUs, provided that with respect to a U.S. Taxpayer the terms comply with Section 409A to the extent it is applicable. Subject to Section 11.6(d) below and except as otherwise provided in an Award Agreement, on the settlement date for any RSU, the Participant shall redeem each vested RSU for the following at the election of the Participant but subject to the approval of the Plan Administrator:

(i) one fully paid and non-assessable Share issued from treasury to the Participant or as the Participant may direct,

(ii) a cash payment, or

(iii) a combination of Shares and cash as contemplated by paragraphs (i) and (ii) above.

(b) Any cash payments made under this Section 5.4 by the Corporation to a Participant in respect of RSUs to be redeemed for cash shall be calculated by multiplying the number of RSUs to be redeemed for cash by the Market Price per Share as at the settlement date.

(c) Payment of cash to Participants on the redemption of vested RSUs may be made through the Corporation's payroll in the pay period that the settlement date falls within.

(d) Notwithstanding any other terms of this Plan but subject to Section 11.6(d) below and except as otherwise provided in an Award Agreement, no settlement date for any RSU shall occur, and no Share shall be issued or cash payment shall be made in respect of any RSU, under this Section 5.4 any later than the final Business Day of the third calendar year following the applicable RSU Service Year.

ARTICLE 6
PERFORMANCE SHARE UNITS

6.1 Granting of PSUs

The Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant PSUs to any Participant in respect of a bonus or similar payment in respect of services rendered by the applicable Participant in a taxation year (the "PSU Service Year"). The terms and conditions of each PSU grant shall be evidenced by an Award Agreement, provided that with respect to a U.S. Taxpayer the terms comply with Section 409A to the extent it is applicable. Each PSU will consist of a right to receive a Share, cash payment, or a combination thereof (as provided in Section 6.6(a)), upon the achievement of such Performance Goals during such performance periods as the Plan Administrator shall establish.

6.2 Terms of PSUs

The Performance Goals to be achieved during any performance period, the length of any performance period, the amount of any PSUs granted, the effect of termination of a Participant's service and the amount of any payment or transfer to be made pursuant to any PSU will be determined by the Plan Administrator and by the other terms and conditions of any PSU, all as set forth in the applicable Award Agreement.

6.3 Performance Goals

The Plan Administrator will issue Performance Goals prior to the Date of Grant to which such Performance Goals pertain. The Performance Goals may be based upon the achievement of corporate, divisional or individual goals, and may be applied to performance relative to an index or comparator group, or on any other basis determined by the Plan Administrator. Following the Date of Grant, the Plan Administrator may modify the Performance Goals as necessary to align them with the Corporation's corporate objectives, subject to any limitations set forth in an Award Agreement or an employment or other agreement with a Participant. The Performance Goals may include a threshold level of performance below which no payment will be made (or no vesting will occur), levels of performance at which specified payments will be made (or specified vesting will occur), and a maximum level of performance above which no additional payment will be made (or at which full vesting will occur), all as set forth in the applicable Award Agreement.

6.4 PSU Account

All PSUs received by a Participant shall be credited to an account maintained for the Participant on the books of the Corporation, as of the Date of Grant.

6.5 Vesting of PSUs

The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of PSUs.

6.6 Settlement of PSUs

(a) The Plan Administrator shall have the authority to determine the settlement terms applicable to the grant of PSUs provided that with respect to a U.S. Taxpayer the terms comply with Section 409A to the extent it is applicable. Subject to Section 11.6(d) below and except as otherwise provided in an Award Agreement, on the settlement date for any PSU, the Participant shall redeem each vested PSU for the following at the election of the Participant but subject to the approval of the Plan Administrator:

(i) one fully paid and non-assessable Share issued from treasury to the Participant or as the Participant may direct,

(ii) a cash payment, or

(iii) a combination of Shares and cash as contemplated by paragraphs (i) and (ii) above.

(b) Any cash payments made under this Section 6.6 by the Corporation to a Participant in respect of PSUs to be redeemed for cash shall be calculated by multiplying the number of PSUs to be redeemed for cash by the Market Price per Share as at the settlement date.

(c) Payment of cash to Participants on the redemption of vested PSUs may be made through the Corporation's payroll in the pay period that the settlement date falls within.

(d) Notwithstanding any other terms of this Plan but subject to Section 11.6(d) below and except as otherwise provided in an Award Agreement, no settlement date for any PSU shall occur, and no Share shall be issued or cash payment shall be made in respect of any PSU, under this Section 6.6 any later than the final Business Day of the third calendar year following the applicable PSU Service Year.

ARTICLE 7
DEFERRED SHARE UNITS

7.1 Granting of DSUs

(a) The Board may fix from time to time a portion of the Director Fees that is to be payable in the form of DSUs. In addition, each Electing Person is given, subject to the conditions stated herein, the right to elect in accordance with Section 7.1(b) to participate in the grant of additional DSUs pursuant to this Article 7. An Electing Person who elects to participate in the grant of additional DSUs pursuant to this Article 7 shall receive their Elected Amount (as that term is defined below) in the form of DSUs. The "Elected Amount" shall be an amount, as elected by the Director, in accordance with applicable tax law, between 0% and 100% of any Director Fees that would otherwise be paid in cash (the "Cash Fees").

(b) Each Electing Person who elects to receive their Elected Amount in the form of DSUs will be required to file a notice of election in the form of Schedule A hereto (the "Election Notice") with the Chief Financial Officer of the Corporation: (i) in the case of an existing Electing Person, by December 31st in the year prior to the year to which such election is to apply (other than for Director Fees payable for the 2021 financial year, in which case any Electing Person who is not a U.S. Taxpayer as of the date of this Plan shall file the Election Notice by the date that is 30 days from the Effective Date with respect to compensation paid for services to be performed after such date); and (ii) in the case of a newly appointed Electing Person who is not a U.S. Taxpayer, within 30 days of such appointment with respect to compensation paid for services to be performed after such date. In the case of the first year in which an Electing Person who is a U.S. Taxpayer first becomes an Electing Person under the Plan (or any plan required to be aggregated with the Plan under Section 409A), an initial Election Notice may be filed within 30 days of such appointment only with respect to compensation paid for services to be performed after the end of the 30-day election period. If no election is made within the foregoing time frames, the Electing Person shall be deemed to have elected to be paid the entire amount of his or her Cash Fees in cash.

(c) Subject to Subsection 7.1(d), the election of an Electing Person under Subsection 7.1(b) shall be deemed to apply to all Cash Fees paid subsequent to the filing of the Election Notice. In the case of an Electing Person who is a U.S. Taxpayer, his or her election under Section 7.1(b) shall be deemed to apply to all Cash Fees that are earned after the Election Date. An Electing Person is not required to file another Election Notice for subsequent calendar years.

(d) Each Electing Person who is not a U.S. Taxpayer is entitled once per calendar year to terminate his or her election to receive DSUs by filing with the Chief Financial Officer of the Corporation a termination notice in the form of Schedule B. Such termination shall be effective immediately upon receipt of such notice, provided that the Corporation has not imposed a "black-out" on trading. Thereafter, any portion of such Electing Person's Cash Fees payable or paid in the same calendar year and, subject to complying with Subsection 7.1(b), all subsequent calendar years shall be paid in cash. For greater certainty, to the extent an Electing Person terminates his or her participation in the grant of DSUs pursuant to this Article 7, he or she shall not be entitled to elect to receive the Elected Amount, or any other amount of his or her Cash Fees in DSUs again until the calendar year following the year in which the termination notice is delivered. An election by a U.S. Taxpayer to receive the Elected Amount in DSUs for any calendar year (or portion thereof) is irrevocable for that calendar year after the expiration of the election period for that year and any termination of the election will not take effect until the first day of the calendar year following the calendar year in which the termination notice in the form of Schedule C is delivered.

(e) Any DSUs granted pursuant to this Article 7 prior to the delivery of a termination notice pursuant to Section 7.1(d) shall remain in the Plan following such termination and will be redeemable only in accordance with the terms of the Plan.

(f) The number of DSUs (including fractional DSUs) granted at any particular time pursuant to this Article 7 will be calculated by dividing (i) the amount of Director Fees that are to be paid as DSUs, as determined by the Plan Administrator or Director Fees that are to be paid in DSUs (including any Elected Amount), by (ii) the Market Price of a Share on the Date of Grant.

(g) In addition to the foregoing, the Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant DSUs to any Participant.

7.2 DSU Account

All DSUs received by a Participant (which, for greater certainty includes Electing Persons) shall be credited to an account maintained for the Participant on the books of the Corporation, as of the Date of Grant. The terms and conditions of each DSU grant shall be evidenced by an Award Agreement.

7.3 Vesting of DSUs

Except as otherwise determined by the Plan Administrator or as set forth in the particular Award Agreement, DSUs shall vest immediately upon grant.

7.4 Settlement of DSUs

(a) DSUs shall be settled on the date established in the Award Agreement; provided, however that if there is no Award Agreement or the Award Agreement does not establish a date for the settlement of the DSUs, then, for a Participant who is not a U.S. Taxpayer the settlement date shall be the date determined by the Participant (which date shall not be earlier than the Termination Date), and for a Participant who is a U.S. taxpayer, the settlement date shall be the date determined by the Participant in accordance with the Election Notice (which date shall not be earlier than the "separation from service" (within the meaning of Section 409A)). On the settlement date for any DSU, the Participant shall redeem each vested DSU for:

(i) one fully paid and non-assessable Share issued from treasury to the Participant or as the Participant may direct; or

(ii) at the election of the Participant and subject to the approval of the Plan Administrator, a cash payment.

(b) Any cash payments made under this Section 7.4 by the Corporation to a Participant in respect of DSUs to be redeemed for cash shall be calculated by multiplying the number of DSUs to be redeemed for cash by the Market Price per Share as at the settlement date.

(c) Payment of cash to Participants on the redemption of vested DSUs may be made through the Corporation's payroll or in such other manner as determined by the Corporation.

7.5 No Additional Amount or Benefit

For greater certainty, neither a Participant to whom DSUs are granted nor any person with whom such Participant does not deal at arm's length (for purposes of the Tax Act) shall be entitled, either immediately or in the future, either absolutely or contingently, to receive or obtain any amount or benefit granted or to be granted for the purpose of reducing the impact, in whole or in part, of any reduction in the Market Price of the Shares to which the DSUs relate.

ARTICLE 8
ADDITIONAL AWARD TERMS

8.1 Dividend Equivalents

(a) Unless otherwise determined by the Plan Administrator or as set forth in the particular Award Agreement, an Award of RSUs, PSUs and DSUs shall include the right for such RSUs, PSUs and DSUs be credited with dividend equivalents in the form of additional RSUs, PSUs and DSUs, respectively, as of each dividend payment date in respect of which normal cash dividends are paid on Shares. Such dividend equivalents shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Share by the number of RSUs, PSUs and DSUs, as applicable, held by the Participant on the record date for the payment of such dividend, by (b) the Market Price at the close of the first Business Day immediately following the dividend record date, with fractions computed to three decimal places. Dividend equivalents credited to a Participant's account shall vest in proportion to the RSUs, PSUs and DSUs to which they relate, and shall be settled in accordance with Subsections 5.4, 6.6, and 7.4 respectively.

(b) The foregoing does not obligate the Corporation to declare or pay dividends on Shares and nothing in this Plan shall be interpreted as creating such an obligation.

8.2 Restricted Period

In the event that an Award expires, at a time when a scheduled restricted period is in place or an undisclosed material change or material fact in the affairs of the Corporation exists, the expiry of such Award will be the date that is 10 Business Days after which such scheduled restricted period terminates or there is no longer such undisclosed material change or material fact.

8.3 Withholding Taxes

Notwithstanding any other terms of this Plan, the granting, vesting or settlement of each Award under this Plan is subject to the condition that if at any time the Plan Administrator determines, in its discretion, that the satisfaction of withholding tax or other withholding liabilities is necessary or desirable in respect of such grant, vesting or settlement, such action is not effective unless such withholding has been effected to the satisfaction of the Plan Administrator. In such circumstances, the Plan Administrator may require that a Participant pay to the Corporation the minimum amount as the Corporation or a subsidiary of the Corporation is obliged to withhold or remit to the relevant taxing authority in respect of the granting, vesting or settlement of the Award. Any such additional payment is due no later than the date on which such amount with respect to the Award is required to be remitted to the relevant tax authority by the Corporation or a subsidiary of the Corporation, as the case may be. Alternatively, and subject to any requirements or limitations under applicable law, the Corporation or any Affiliate may (a) withhold such amount from any remuneration or other amount payable by the Corporation or any Affiliate to the Participant, (b) require the sale, on behalf of the applicable Participant, of a number of Shares issued upon exercise, vesting, or settlement of such Award and the remittance to the Corporation of the net proceeds from such sale sufficient to satisfy such amount, or (c) enter into any other suitable arrangements for the receipt of such amount.

8.4 Recoupment

Notwithstanding any other terms of this Plan, Awards may be subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback, recoupment or similar policy adopted by the Corporation or the relevant subsidiary of the Corporation, or as set out in the Participant's employment agreement, Award Agreement or other written agreement, or as otherwise required by law or the rules of the Exchange, if applicable. The Plan Administrator may at any time waive the application of this Section 8.4 to any Participant or category of Participants.

ARTICLE 9
TERMINATION OF EMPLOYMENT OR SERVICES

9.1 Termination of Employee, Consultant or Director

Subject to Section 9.2, unless otherwise determined by the Plan Administrator or as set forth in an employment agreement, Award Agreement or other written agreement:

(a) where a Participant's employment, consulting agreement or arrangement is terminated or the Participant ceases to hold office or his or her position, as applicable, by reason of voluntary resignation by the Participant or termination by the Corporation or a subsidiary of the Corporation for Cause, then any Option or other Award held by the Participant that has not been exercised, surrendered or settled as of the Termination Date shall be immediately forfeited and cancelled as of the Termination Date;

(b) where a Participant's employment, consulting agreement or arrangement is terminated by the Corporation or a subsidiary of the Corporation without Cause (whether such termination occurs with or without any or adequate reasonable notice, or with or without any or adequate compensation in lieu of such reasonable notice) then a portion of any unvested Options or other Awards shall immediately vest, such portion to be equal to the number of unvested Options or other Awards held by the Participant as of the Termination Date multiplied by a fraction the numerator of which is the number of days between the Date of Grant and the Termination Date and the denominator of which is the number of days between the Date of Grant and the date any unvested Options or other Awards were originally scheduled to vest. Any vested Options may be exercised by the Participant at any time during the period that terminates on the earlier of: (A) the Expiry Date of such Option; and (B) the date that is 90 days after the Termination Date. If an Option remains unexercised upon the earlier of (A) or (B), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested Award other than an Option, such Award will be settled within 90 days after the Termination Date;

(c) where a Participant's employment, consulting agreement or arrangement terminates on account of his or her becoming Disabled, then any Award held by the Participant that has not vested as of the date of the Participant's Termination Date shall vest on such date. Any vested Option may be exercised by the Participant at any time until the Expiry Date of such Option. Any vested Award other than an Option will be settled within 90 days after the Termination Date;

(d) where a Participant's employment, consulting agreement or arrangement is terminated by reason of the death of the Participant, then any Award that is held by the Participant that has not vested as of the date of the death of such Participant shall vest on such date. Any vested Option may be exercised by the Participant's beneficiary or legal representative (as applicable) at any time during the period that terminates on the earlier of: (A) the Expiry Date of such Option; and (B) the first anniversary of the date of the death of such Participant. If an Option remains unexercised upon the earlier of (A) or (B), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested Award other than an Option, such Award will be settled with the Participant's beneficiary or legal representative (as applicable) within 90 days after the date of the Participant's death;

(e) where a Participant's employment, consulting agreement or arrangement is terminated due to the Participant's Retirement, then (i) any outstanding Award that vests or becomes exercisable based solely on the Participant remaining in the service of the Corporation or its subsidiary will become 100% vested, and (ii) any outstanding Award that vests based on the achievement of Performance Goals and that has not previously become vested shall continue to be eligible to vest based upon the actual achievement of such Performance Goals. Any vested Option may be exercised by the Participant at any time during the period that terminates on the earlier of: (A) the Expiry Date of such Option; and (B) the third anniversary of the Participant's date of Retirement. If an Option remains unexercised upon the earlier of (A) or (B), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested Award other than an Option that is described in (i), such Award will be settled within 90 days after the Participant's Retirement. In the case of a vested Award other than an Option that is described in (ii), such Award will be settled at the same time the Award would otherwise have been settled had the Participant remained in active service with the Corporation or its subsidiary. Notwithstanding the foregoing, if, following his or her Retirement, the Participant commences (the "Commencement Date") employment, consulting or acting as a director of the Corporation or any of its subsidiaries (or in an analogous capacity) or otherwise as a service provider to any Person that carries on or proposes to carry on a business competitive with the Corporation or any of its subsidiaries, any Option or other Award held by the Participant that has not been exercised or settled as of the Commencement Date shall be immediately forfeited and cancelled as of the Commencement Date;

(f) a Participant's eligibility to receive further grants of Options or other Awards under this Plan ceases as of:

(i) the date that the Corporation or a subsidiary of the Corporation, as the case may be, provides the Participant with written notification that the Participant's employment, consulting agreement or arrangement is terminated, notwithstanding that such date may be prior to the Termination Date; or

(ii) the date of the death, Disability or Retirement of the Participant;

(g) notwithstanding Subsection 9.1(b), unless the Plan Administrator, in its discretion, otherwise determines, at any time and from time to time, but with due regard for Section 409A, Options or other Awards are not affected by a change of employment or consulting agreement or arrangement, or directorship within or among the Corporation or a subsidiary of the Corporation for so long as the Participant continues to be a Director, Employee or Consultant, as applicable, of the Corporation or a subsidiary of the Corporation; and

(h) notwithstanding any other provision of this Section 9.1, in the case of an Award (other than an Option) granted to a U.S. Taxpayer that is vested or that immediately vests (in whole or in part) as a result of a Participant's termination of service, then such Award will, subject to Section 11.6(d), be settled as soon as administratively practicable following the Participant's termination of service, but in no event later than 90 days following the Participant's termination of service. In the case of an Award (other than an Option) granted to a U.S. Taxpayer that remains eligible to vest (in whole or in part) following a Participant's termination of service based upon the achievement of one or more Performance Goals, such Award will be settled at the originally scheduled settlement date for such Award.

9.2 Discretion to Permit Acceleration

Notwithstanding the provisions of Section 9.1, the Plan Administrator may, in its discretion, at any time prior to, or following the events contemplated in such Section, or in an employment agreement, Award Agreement or other written agreement between the Corporation or a subsidiary of the Corporation and the Participant, permit the acceleration of vesting of any or all Awards or waive termination of any or all Awards, all in the manner and on the terms as may be authorized by the Plan Administrator.

ARTICLE 10
EVENTS AFFECTING THE CORPORATION

10.1 General

The existence of any Awards does not affect in any way the right or power of the Corporation or its shareholders to make, authorize or determine any adjustment, recapitalization, reorganization or any other change in the Corporation's capital structure or its business, or any amalgamation, combination, arrangement, merger or consolidation involving the Corporation, to create or issue any bonds, debentures, Shares or other securities of the Corporation or to determine the rights and conditions attaching thereto, to effect the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business, or to effect any other corporate act or proceeding, whether of a similar character or otherwise, whether or not any such action referred to in this Article 10 would have an adverse effect on this Plan or on any Award granted hereunder.

10.2 Change in Control

Except as may be set forth in an employment agreement, Award Agreement or other written agreement between the Corporation or a subsidiary of the Corporation and the Participant:

(a) Subject to this Section 10.2, but notwithstanding anything else in this Plan or any Award Agreement, the Plan Administrator may, without the consent of any Participant, take such steps as it deems necessary or desirable, including to cause (i) the conversion or exchange of any outstanding Awards into or for, rights or other securities of substantially equivalent value, as determined by the Plan Administrator in its discretion, in any entity participating in or resulting from a Change in Control; (ii) outstanding Awards to vest and become exercisable, realizable, or payable, or restrictions applicable to an Award to lapse, in whole or in part prior to or upon consummation of such merger or Change in Control, and, to the extent the Plan Administrator determines, terminate upon or immediately prior to the effectiveness of such merger or Change in Control; (iii) the termination of an Award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise or settlement of such Award or realization of the Participant's rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the Plan Administrator determines in good faith that no amount would have been attained upon the exercise or settlement of such Award or realization of the Participant's rights, then such Award may be terminated by the Corporation without payment); (iv) the replacement of such Award with other rights or property selected by the Board of Directors in its sole discretion where such replacement would not adversely affect the holder; or (v) any combination of the foregoing. In taking any of the actions permitted under this Section 10.2(a), the Plan Administrator will not be required to treat all Awards similarly in the transaction. Notwithstanding the foregoing, in the case of Options held by a Canadian Taxpayer, the Plan Administrator may not cause the Canadian Taxpayer to receive (pursuant to this Subsection 10.2(a)) any property in connection with a Change in Control other than rights to acquire shares of a corporation or units of a "mutual fund trust" (as defined in the Tax Act), of the Corporation or a "qualifying person" (as defined in the Tax Act) that does not deal at arm's length (for purposes of the Tax Act) with the Corporation, as applicable, at the time such rights are issued or granted.

(b) Notwithstanding Section 9.1, and except as otherwise provided in a written employment or other agreement between the Corporation or a subsidiary of the Corporation and a Participant, if within 12 months following the completion of a transaction resulting in a Change in Control, a Participant's employment, consultancy or directorship is terminated by the Corporation or a subsidiary of the Corporation without Cause:

(i) any unvested Awards held by the Participant at the Termination Date shall immediately vest; and

(ii) any vested Awards of Participants may, subject to Sections 5.4(d) and 6.6(d) (where applicable), be exercised, surrendered or settled by such Participant at any time during the period that terminates on the earlier of: (A) the Expiry Date of such Award; and (B) the date that is 90 days after the Termination Date, provided that any vested Awards (other than Options) granted to U.S. Taxpayers will be settled within 90 days of the Participant's "separation from service". Any Award that has not been exercised, surrendered or settled at the end of such period will be immediately forfeited and cancelled.

(c) Notwithstanding Subsection 10.2(a) and unless otherwise determined by the Plan Administrator, if, as a result of a Change in Control, the Shares will cease trading on an Exchange, then the Corporation may terminate all of the Awards, other than an Option held by a Canadian Taxpayer for the purposes of the Tax Act, granted under this Plan at the time of and subject to the completion of the Change in Control transaction by paying to each holder at or within a reasonable period of time following completion of such Change in Control transaction an amount for each Award equal to the fair market value of the Award held by such Participant as determined by the Plan Administrator, acting reasonably, provided that any vested Awards granted to U.S. Taxpayers will be settled within 90 days of the Change in Control.

(d) It is intended that any actions taken under this Section 10.2 will comply with the requirements of Section 409A of the Code with respect to Awards granted to U.S. Taxpayers.

10.3 Reorganization of Corporation's Capital

Should the Corporation effect a subdivision or consolidation of Shares or any similar capital reorganization or a payment of a stock dividend (other than a stock dividend that is in lieu of a cash dividend), or should any other change be made in the capitalization of the Corporation that does not constitute a Change in Control and that would warrant the amendment or replacement of any existing Awards in order to adjust the number of Shares that may be acquired on the vesting of outstanding Awards and/or the terms of any Award in order to preserve proportionately the rights and obligations of the Participants holding such Awards, the Plan Administrator will, subject to the prior approval of the Exchange, if applicable, authorize such steps to be taken as it may consider to be equitable and appropriate to that end.

10.4 Other Events Affecting the Corporation

In the event of an amalgamation, combination, arrangement, merger or other transaction or reorganization involving the Corporation and occurring by exchange of Shares, by sale or lease of assets or otherwise, that does not constitute a Change in Control and that warrants the amendment or replacement of any existing Awards in order to adjust the number and/or type of Shares that may be acquired, or by reference to which such Awards may be settled, on the vesting of outstanding Awards and/or the terms of any Award in order to preserve proportionately the rights and obligations of the Participants holding such Awards, the Plan Administrator will, subject to the prior approval of the Exchange, if applicable, authorize such steps to be taken as it may consider to be equitable and appropriate to that end.

10.5 Immediate Acceleration of Awards

In taking any of the steps provided in Sections 10.3 and 10.4, the Plan Administrator will not be required to treat all Awards similarly and where the Plan Administrator determines that the steps provided in Sections 10.3 and 10.4 would not preserve proportionately the rights, value and obligations of the Participants holding such Awards in the circumstances or otherwise determines that it is appropriate, the Plan Administrator may, but is not required to, permit the immediate vesting of any unvested Awards.

10.6 Issue by Corporation of Additional Shares

Except as expressly provided in this Article 10, neither the issue by the Corporation of shares of any class or securities convertible into or exchangeable for shares of any class, nor the conversion or exchange of such shares or securities, affects, and no adjustment by reason thereof is to be made with respect to the number of Shares that may be acquired as a result of a grant of Awards.

10.7 Fractions

No fractional Shares will be issued pursuant to an Award. Accordingly, if, as a result of any adjustment under this Article 10 or a dividend equivalent, a Participant would become entitled to a fractional Share, the Participant has the right to acquire only the adjusted number of full Shares and no payment or other adjustment will be made with respect to the fractional Shares, which shall be disregarded.

ARTICLE 11
U.S. TAXPAYERS

11.1 Provisions for U.S. Taxpayers

Options granted under this Plan to U.S. Taxpayers may be non-qualified stock options or incentive stock options qualifying under Section 422 of the Code ("ISOs"). Each Option shall be designated in the Award Agreement as either an ISO or a non-qualified stock option. If an Award Agreement fails to designate an Option as either an ISO or non-qualified stock option, the Option will be a non-qualified stock option. The Corporation shall not be liable to any Participant or to any other Person if it is determined that an Option intended to be an ISO does not qualify as an ISO. Non qualified stock options will be granted to a U.S. Taxpayer only if (i) such U.S. Taxpayer performs services for the Corporation or any corporation or other entity in which the Corporation has a direct or indirect controlling interest or otherwise has a significant ownership interest, as determined under Section 409A, such that the Option will constitute an option to acquire "service recipient stock" within the meaning of Section 409A, or (ii) such option otherwise is exempt from Section 409A.

11.2 ISOs

Subject to any limitations in Section 3.6, the aggregate number of Shares reserved for issuance in respect of granted ISOs shall not exceed 10,000,000 Shares, and the terms and conditions of any ISOs granted to a U.S. Taxpayer on the Date of Grant hereunder, including the eligible recipients of ISOs, shall be subject to the provisions of Section 422 of the Code, and the terms, conditions, limitations and administrative procedures established by the Plan Administrator from time to time in accordance with this Plan. At the discretion of the Plan Administrator, ISOs may only be granted to an individual who is an employee of the Corporation, or of a "parent corporation" or "subsidiary corporation" of the Corporation, as such terms are defined in Sections 424(e) and (f) of the Code.

11.3 ISO Grants to 10% Shareholders

Notwithstanding anything to the contrary in this Plan, if an ISO is granted to a person who owns shares representing more than 10% of the voting power of all classes of shares of the Corporation or of a "parent corporation" or "subsidiary corporation", as such terms are defined in Section 424(e) and (f) of the Code, on the Date of Grant, the term of the Option shall not exceed five years from the time of grant of such Option and the Exercise Price shall be at least 110% of the Market Price of the Shares subject to the Option.

11.4 $100,000 Per Year Limitation for ISOs

To the extent the aggregate Market Price as at the Date of Grant of the Shares for which ISOs are exercisable for the first time by any person during any calendar year (under all plans of the Corporation and any "parent corporation" or "subsidiary corporation", as such terms are defined in Section 424(e) and (f) of the Code) exceeds US$100,000, such excess ISOs shall be treated as non-qualified stock options.

11.5 Disqualifying Dispositions

Each person awarded an ISO under this Plan shall notify the Corporation in writing immediately after the date he or she makes a disposition or transfer of any Shares acquired pursuant to the exercise of such ISO if such disposition or transfer is made (a) within two years from the Date of Grant or (b) within one year after the date such person acquired the Shares. Such notice shall specify the date of such disposition or other transfer and the amount realized, in cash, other property, assumption of indebtedness or other consideration, by the person in such disposition or other transfer. The Corporation may, if determined by the Plan Administrator and in accordance with procedures established by it, retain possession of any Shares acquired pursuant to the exercise of an ISO as agent for the applicable person until the end of the later of the periods described in (a) or (b) above, subject to complying with any instructions from such person as to the sale of such Shares.

11.6 Section 409A of the Code

(a) This Plan will be construed and interpreted to be exempt from, or where not so exempt, to comply with Section 409A of the Code to the extent required to preserve the intended tax consequences of this Plan. Any reference in this Plan to Section 409A of the Code shall also include any regulation promulgated thereunder or any other formal guidance issued by the Internal Revenue Service with respect to Section 409A of the Code. Each Award shall be construed and administered such that the Award either (A) qualifies for an exemption from the requirements of Section 409A of the Code or (B) satisfies the requirements of Section 409A of the Code. If an Award is subject to Section 409A of the Code, (I) distributions shall only be made in a manner and upon an event permitted under section 409A of the Code, (II) payments to be made upon a termination of employment or service shall only be made upon a "separation from service" under Section 409A of the Code, (Ill) unless the Award specifies otherwise, each installment payment shall be treated as a separate payment for purposes of Section 409A of the Code, and (IV) in no event shall a Participant, directly or indirectly, designate the calendar year in which a distribution is made except in accordance with Section 409A of the Code. To the extent that an Award or payment, or the settlement or deferral thereof, is subject to Section 409A of the Code, the Award will be granted, paid, settled or deferred in a manner that will meet the requirements of Section 409A of the Code, such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A of the Code. The Corporation reserves the right to amend this Plan to the extent it reasonably determines is necessary in order to preserve the intended tax consequences of this Plan in light of Section 409A of the Code. In no event will the Corporation or any of its subsidiaries or Affiliates be liable for any tax, interest or penalties that may be imposed on a Participant under Section 409A of the Code or any damages for failing to comply with Section 409A of the Code.

(b) All terms of the Plan that are undefined or ambiguous must be interpreted in a manner that complies with Section 409A of the Code if necessary to comply with Section 409A of the Code.

(c) The Plan Administrator, in its sole discretion, may permit the acceleration of the time or schedule of payment of a U.S. Taxpayer's vested Awards in the Plan under circumstances that constitute permissible acceleration events under Section 409A of the Code.

(d) Notwithstanding any provisions of the Plan to the contrary, in the case of any "specified employee" within the meaning of Section 409A of the Code who is a U.S. Taxpayer, distributions of non-qualified deferred compensation under Section 409A of the Code made in connection with a "separation from service" within the meaning set forth in Section 409A of the Code may not be made prior to the date which is six months after the date of separation from service (or, if earlier, the date of death of the U.S. Taxpayer). Any amounts subject to a delay in payment pursuant to the preceding sentence shall be paid as soon practicable following such six-month anniversary of such separation from service.

11.7 Section 83(b) Election

If a Participant makes an election pursuant to Section 83(b) of the Code with respect to an Award of Shares subject to vesting or other forfeiture conditions, the Participant shall be required to promptly file a copy of such election with the Corporation.

11.8 Application of Article 11 to U.S. Taxpayers

For greater certainty, the provisions of this Article 11 shall only apply to U.S. Taxpayers.

ARTICLE 12
AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN

12.1 Amendment, Suspension, or Termination of the Plan

The Plan Administrator may from time to time, without notice and without approval of the holders of voting shares of the Corporation, amend, modify, change, suspend or terminate the Plan or any Awards granted pursuant to the Plan as it, in its discretion determines appropriate, provided, however, that:

(a) no such amendment, modification, change, suspension or termination of the Plan or any Awards granted hereunder may materially impair any rights of a Participant or materially increase any obligations of a Participant under the Plan without the consent of the Participant, unless the Plan Administrator determines such adjustment is required or desirable in order to comply with any applicable Securities Laws or Exchange requirements; and

(b) any amendment that would cause an Award held by a U.S. Taxpayer to be subject to income inclusion under Section 409A of the Code shall be null and void ab initio with respect to the U.S. Taxpayer unless the consent of the U.S. Taxpayer is obtained.

12.2 Shareholder Approval

Notwithstanding Section 12.1 and subject to any rules of the Exchange, if applicable, approval of the holders of Shares shall be required for any amendment, modification or change that:

(a) increases the percentage of Shares reserved for issuance under the Plan, except pursuant to the provisions under Article 10 which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Corporation or its capital;

(b) increases or removes the 10% limits on Shares issuable or issued to Insiders as set forth in Subsection 3.7(a);

(c) reduces the exercise price of an Option Award (for this purpose, a cancellation or termination of an Option Award of a Participant prior to its Expiry Date for the purpose of reissuing an Option Award to the same Participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an Option Award) except pursuant to the provisions in the Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Corporation or its capital;

(d) extends the term of an Option Award beyond the original Expiry Date (except where an Expiry Date would have fallen within a blackout period applicable to the Participant or within 10 Business Days following the expiry of such a blackout period);

(e) permits an Option Award to be exercisable beyond 10 years from its Date of Grant (except where an Expiry Date would have fallen within a blackout period of the Corporation);

(f) increases or removes the limits on the participation of Directors;

(g) permits Awards to be transferred to a Person;

(h) changes the eligible participants of the Plan; or

(i) deletes or reduces the range of amendments which require approval of shareholders under this Section 12.2.

12.3 Permitted Amendments

Without limiting the generality of Section 12.1, but subject to Section 12.2, the Plan Administrator may, without shareholder approval, at any time or from time to time, amend the Plan for the purposes of:

(a) making any amendments to the general vesting provisions of each Award;

(b) making any amendments to the provisions set out in Article 9;

(c) making any amendments to add covenants of the Corporation for the protection of Participants, as the case may be, provided that the Plan Administrator shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the Participants, as the case may be;

(d) making any amendments not inconsistent with the Plan as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Plan Administrator, having in mind the best interests of the Participants, it may be expedient to make, including amendments that are desirable as a result of changes in law in any jurisdiction where a Participant resides, provided that the Plan Administrator shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Participants and Directors; or

(e) making such changes or corrections which, on the advice of counsel to the Corporation, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Plan Administrator shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Participants.

ARTICLE 13
MISCELLANEOUS

13.1 Legal Requirement

The Corporation is not obligated to grant any Awards, issue any Shares or other securities, make any payments or take any other action if, in the opinion of the Plan Administrator, in its sole discretion, such action would constitute a violation by a Participant or the Corporation of any provision of any applicable statutory or regulatory enactment of any government or government agency or the requirements of any Exchange upon which the Shares may then be listed, if applicable.

13.2 No Other Benefit

No amount will be paid to, or in respect of, a Participant under the Plan to compensate for a downward fluctuation in the price of a Share, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose.

13.3 Rights of Participant

No Participant has any claim or right to be granted an Award and the granting of any Award is not to be construed as giving a Participant a right to remain as an Employee, Consultant or Director. No Participant has any rights as a shareholder of the Corporation in respect of Shares issuable pursuant to any Award until the allotment and issuance to such Participant, or as such Participant may direct, of certificates representing such Shares.

13.4 Corporate Action

Nothing contained in this Plan or in an Award shall be construed so as to prevent the Corporation from taking corporate action which is deemed by the Corporation to be appropriate or in its best interest, whether or not such action would have an adverse effect on this Plan or any Award.

13.5 Conflict

In the event of any conflict between the provisions of this Plan and an Award Agreement, the provisions of the Award Agreement shall govern. In the event of any conflict between or among the provisions of this Plan or any Award Agreement, on the one hand, and a Participant's employment agreement with the Corporation or a subsidiary of the Corporation, as the case may be, on the other hand, the provisions of the employment agreement or other written agreement shall prevail.

13.6 Anti-Hedging Policy

By accepting an Award each Participant acknowledges that he or she is restricted from purchasing financial instruments such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of Awards.

13.7 Participant Information

Each Participant shall provide the Corporation with all information (including personal information) required by the Corporation in order to administer the Plan. Each Participant acknowledges that information required by the Corporation in order to administer the Plan may be disclosed to any custodian appointed in respect of the Plan and other third parties, and may be disclosed to such persons (including persons located in jurisdictions other than the Participant's jurisdiction of residence), in connection with the administration of the Plan. Each Participant consents to such disclosure and authorizes the Corporation to make such disclosure on the Participant's behalf.

13.8 Participation in the Plan

The participation of any Participant in the Plan is entirely voluntary and not obligatory and shall not be interpreted as conferring upon such Participant any rights or privileges other than those rights and privileges expressly provided in the Plan. In particular, participation in the Plan does not constitute a condition of employment or engagement nor a commitment on the part of the Corporation to ensure the continued employment or engagement of such Participant. The Plan does not provide any guarantee against any loss which may result from fluctuations in the market value of the Shares. The Corporation does not assume responsibility for the income or other tax consequences for the Participants and Directors and they are advised to consult with their own tax advisors.

13.9 International Participants

With respect to Participants who reside or work outside Canada and the United States, the Plan Administrator may, in its sole discretion, amend, or otherwise modify, without shareholder approval, the terms of the Plan or Awards with respect to such Participants in order to conform such terms with the provisions of local law, and the Plan Administrator may, where appropriate, establish one or more sub-plans to reflect such amended or otherwise modified provisions.

13.10 Successors and Assigns

The Plan shall be binding on all successors and assigns of the Corporation and its subsidiaries.

13.11 General Restrictions or Assignment

Except as required by law, the rights of a Participant under the Plan are not capable of being assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the Participant unless otherwise approved by the Plan Administrator.

13.12 Severability

The invalidity or unenforceability of any provision of the Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from the Plan.

13.13 Notices

(a) All written notices to be given by a Participant to the Corporation shall be delivered personally, e-mail or mail, postage prepaid, addressed as noted on the Corporation's SEDAR profile: Attention: Chief Financial Officer

(b) All notices to a Participant will be addressed to the principal address of the Participant on file with the Corporation. Either the Corporation or the Participant may designate a different address by written notice to the other. Such notices are deemed to be received, if delivered personally or by e-mail, on the date of delivery, and if sent by mail, on the fifth Business Day following the date of mailing. Any notice given by either the Participant or the Corporation is not binding on the recipient thereof until received.

13.14 Effective Date

This Plan becomes effective on a date to be determined by the Plan Administrator, subject to the approval of the shareholders of the Corporation.

13.15 Governing Law

This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein, without any reference to conflicts of law rules.

13.16 Submission to Jurisdiction

The Corporation and each Participant irrevocably submits to the exclusive jurisdiction of the courts of competent jurisdiction in the Province of British Columbia in respect of any action or proceeding relating in any way to the Plan, including, without limitation, with respect to the grant of Awards and any issuance of Shares made in accordance with the Plan.

SCHEDULE A

TOWER ONE WIRELSS CORP.
OMNIBUS EQUITY INCENTIVE PLAN (THE "PLAN")

ELECTION NOTICE

All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.

Pursuant to the Plan, I hereby elect to participate in the grant of DSUs pursuant to Article 7 of the Plan and to receive % of my Cash Fees in the form of DSUs.

If I am a U.S. Taxpayer, I hereby further elect for any DSUs subject to this Election Notice to be settled on the later of (i) my "separation from service" (within the meaning of Section 409A) or (ii)  ______________________________.

I confirm that:

(a) I have received and reviewed a copy of the terms of the Plan and agreed to be bound by them.

(b) I recognize that when DSUs credited pursuant to this election are redeemed in accordance with the terms of the Plan, income tax and other withholdings as required will arise at that time. Upon redemption of the DSUs, the Corporation will make all appropriate withholdings as required by law at that time.

(c) The value of DSUs is based on the value of the Shares of the Corporation and therefore is not guaranteed.

(d) To the extent I am a U.S. taxpayer, I understand that this election is irrevocable for the calendar year to which it applies and that any revocation or termination of this election after the expiration of the election period will not take effect until the first day of the calendar year following the year in which I file the revocation or termination notice with the Corporation.

The foregoing is only a brief outline of certain key provisions of the Plan. For more complete information, reference should be made to the Plan's text.

Date:
(Signature of Participant)

(Name of Participant)

SCHEDULE B

TOWER ONE WIRELESS CORP.
OMNIBUS EQUITY INCENTIVE PLAN (THE "PLAN")

ELECTION TO TERMINATE RECEIPT OF ADDITIONAL DSUs

All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.

Notwithstanding my previous election in the form of Schedule A to the Plan, I hereby elect that no portion of the Cash Fees accrued after the date hereof shall be paid in DSUs in accordance with Article 7 of the Plan.

I understand that the DSUs already granted under the Plan cannot be redeemed except in accordance with the Plan.

I confirm that I have received and reviewed a copy of the terms of the Plan and agree to be bound by them.

Date:
(Signature of Participant)

(Name of Participant)

Note: An election to terminate receipt of additional DSUs can only be made by a Participant once in a calendar year.

SCHEDULE C

TOWER ONE WIRELESS CORP.
OMNIBUS EQUITY INCENTIVE PLAN (THE "PLAN")

ELECTION TO TERMINATE RECEIPT OF ADDITIONAL DSUs
(U.S. TAXPAYERS)

All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.

Notwithstanding my previous election in the form of Schedule A to the Plan, I hereby elect that no portion of the Cash Fees accrued after the effective date of this termination notice shall be paid in DSUs in accordance with Article 5 of the Plan.

I understand that this election to terminate receipt of additional DSUs will not take effect until the first day of the calendar year following the year in which I file this termination notice with the Corporation.

I understand that the DSUs already granted under the Plan cannot be redeemed except in accordance with the Plan.

I confirm that I have received and reviewed a copy of the terms of the Plan and agree to be bound by them.

Date:
(Signature of Participant)

(Name of Participant)

Note: An election to terminate receipt of additional DSUs can only be made by a Participant once in a calendar year.